Filed by AGL Resources Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Nicor Inc.
Commission File No: 333-172084

Final Transcript

Conference Call Transcript AGL - AGL Resources Inc Analyst Meeting Event Date/Time: May 06, 2011 / 12:30PM GMT

CORPORATE PARTICIPANTS

 Sarah Stashak
 AGL Resources - Director - IR

 John Somerhalder
 AGL Resources - Chairman, President, CEO

 Hank Linginfelter
 AGL Resources - EVP - Utility Operations

 Mike Braswell
 AGL Resources - CEO -- SouthStar Energy Services LLC

 Pete Tumminello
 AGL Resources - President - Sequent Energy Management

 Dana Grams
 AGL Resources - President - Pivotal Energy Development

 Drew Evans
 AGL Resources - CFO

 PRESENTATION

 Sarah Stashak - AGL Resources - Director - IR

Good morning, everyone. Thanks for joining us today for our 2011 Analyst Conference. I've met most of you. I'm Sarah Stashak, Director of Investor Relations.

We have nine members of our senior management team here today, sox of whom you'll be hearing from, and with presentations and Q&A. We have John Somerhalder, our Chairman, President and Chief Executive Officer, Hank Linginfelter, our Executive Vice President of Utility Operations, Mike Braswell, CEO of SouthStar, Pete Tumminello, President of Sequent, Dana Grams, President of Pivotal, our storage business, and Drew Evans, our Chief Financial Officer, will be the presenters today.

We also have with us Ralph Cleveland, our Executive Vice President of engineering and operations, Bryan Seas, who left his green visor in Atlanta, our Chief Accounting Officer, and it's good for him to be here as we work through our financial reporting and disclosure for him to hear your questions. And then we also have [Steve Case] who has passed the Investor Relations responsibilities on to me, our local celebrity in the gas utility space, who is our Vice President of Finance and Treasurer.

The presentations we're making today are available on our website. For those of you listening via webcast, you can access these materials at www.aglresources.com.

So, for the fun part, the forward-looking statements. We will be making some of those today. And our projections and our actual results could differ materially from those forward-looking statements. The factors that could cause such material differences are included in our presentation today, and our 10-K and 10-Q. We also describe our business using some non-GAAP measures, such as operating margin, EBIT, adjusted net income and adjusted EPS. A reconciliation of those measures to the GAAP financials is available on the appendix of our accompanying presentation, as well as on our website.

John will start us off today, and following John we'll just go straight into Hanks' presentation. And then at the end of each presenter's presentation we'll do some Q&A. And then we've also left time for Q&A at the end. If you have questions, just raise your hand and make a signal, we'll bring a microphone around to you so that people on the webcast can hear.

And I think that's it and we'll get started with John.

 John Somerhalder - AGL Resources - Chairman, President, CEO

Great. Thanks, Sarah. Good morning. Thanks, everyone, for joining us today.

I'd like to do three things to start out with, to introduce what we'll talk about today. I'd like to go back and look at accomplishments that the Company achieved in 2010, talk about what our priorities are for 2011, and then give you a brief overview of the Nicor merger. And Drew will go into more detail, but give you an overview strategically of how we look at that transaction.

We always tart out with our top priority, and that's continued strong focus on safety. And we had very good results over the past several years in this area. And that shows not only in how we compare to other like companies and AGA puts together statistics, we show up at the top of that list as far as low incidence rates for injuries or motor vehicle accidents, or show up in the top quartile repeatedly because of the good processes and programs we have in place.

Also, on public safety and on pipeline safety, because of very good pipeline replacement programs and other programs that deal with our pipeline integrity, we're looked to as a leader in that area. And as one example, and Hank will talk about this, this last year through a 12-year -- we've been 12 years into a program in Georgia, we just recently completed replacing all the cast iron pipe in the state of Georgia. And we have [leading programs] in other states where we're making significant progress as well.

At the same time, last year we achieved record earnings of $3.05 per diluted share, and that excludes the merger related costs. Probably the most important thing as far as establishing a solid track record moving forward is we had successful outcomes in a number of regulatory areas. The Georgia rate case, which you're aware of, the Tennessee rate case, and then continued progress on infrastructure programs where we get real-time or more real-time recovery at cost that we invest -- our costs that we incur when we invest in things like pipeline replacement, pressure improvement projects and other infrastructure projects.

As an example, the UIE mechanism that we have up here in New Jersey. We've also seen the benefits of disciplined investments in pipeline infrastructure projects like [HRX] Hampton Roads Crossing project, the magnolia pipeline project. Those pipeline projects are operating very well, benefit our customers, and we've seen good financial results as a result of that.

And then we also were able to invest in more of SouthStar. We increased our ownership from 70% up to 85% and that had a very good result. So we look at our record earnings and you look at the foundation we have for continued earnings growth, we think these are exactly the type ways we want to establish that foundation and be able to grow our earnings. And good regulatory outcomes, investment in our utility businesses and other disciplined investments that show these good financial results.

Pete will talk about his business, will talk about the expanded service offerings and expanded geographic reach of that wholesale business, which provides stability and diversity in that business, which has allowed us to produce good results. And as you all know, in lower volatile time periods we've seen those continued good results. We've made significant progress on our storage strategy. Dana will talk a little bit more about that.

We've brought GTS Cavern 1 on line. That facility is operating very well and we're making good progress towards expanding that facility by leaching out cavern 2 and we're about 50% through that process. We'll talk a little bit more about the opportunities and challenges we have in that business.

Very good success on financing activities. And Drew will cover that in more detail. And then we were very excited and remain very excited about the Nicor merger, which we announced in late 2010 in December. Our priorities for 2011 are maintain that focus I talked about on safety. And again, we have the right foundation to continue on that. But as an industry, we must continue to take that to the next level.

We're obviously focused on successful closing, financing, and day one integration of the Nicor transaction. And as we sit today, we've made significant progress and feel very good about where we are related to being able to meet the goal that we had related to closing that in the second half of 2011 and achieving the financial benefits that we've talked to you all about as part of that merger.

At the same time, we're not going to miss our core business. We're going to focus on earnings of our core business and meet the targets we've established and communicated to you. And again, those targets are excluding merger related costs, which we want to provide, and are committed to provide a lot of transparency around costs we're incurring in that area.

Continue to invest in our distribution and other core businesses, continue to make progress on the -- build on the regulatory successes we've had. And as you know, after we moved from Tennessee to Georgia, we're now in process of filing a rate case in Virginia -- or we have filed that and we're in the process of moving through that. hank will talk about that and talk about the opportunities in Florida and other places to continue those successes.

We want to optimize the remaining capacity at Golden Triangle cavern 1, and then at the same time build out cavern 2. And Dana will talk to you about the options we have to contract the remaining or manage the remaining 4 Bcf a day on cavern 1 that is now not sold under long term contracts. We have 2 Bcf sold under a very good long term -- longer term contract there. We'll talk about the options we have there.

The one area of our business where we see the most challenge right now, where the fundamentals are the most challenging are in our storage area. And what we've seen over the past couple of years, same thing everyone in the industry is seeing, we've seen since late 2008 and it continues through today, we've seen the combination of the shale gas and how prolific it's been, at the same time back when we saw the economy turn down, we saw a situation where since that time period, basically entering every winter time period and entering every summer time period, we've gone into those time periods with record high levels of storage.

And at the same time, because of the flowing gas from shale, we've seen flowing gas at levels at or above what would be necessary to meet the market under normal conditions. So we've seen an environment where existing storage and flowing gas can largely meet increased demands in those time periods. And the good news is the fundamentals have been there and we have seen strong demand for natural gas, not only because of weather that's been colder in the winter, hotter in the summer, but because more gas has been used for power generation.

We've seen industrial demand start to come back. We've seen good fundamentals and we've seen peaks in the power generation market because of things like the intermittent nature of wind. So good fundamentals, but what we've seen in this time period is that high storage levels and the existing storage and a large amount of flowing gas have resulted in very low stable gas prices and lack of volatility, which works really well for a majority of our business, like our distribution operations business. But it has produced a challenge in our storage business and selling the remaining capacity in that business.

Dana will talk to you about the fundamentals. We still strongly believe in the fundamentals of that storage business once we've seen the balance between flowing gas and storage levels return back to more historical levels. And Dana will talk to you about those fundamentals in more detail. But because of that set of circumstances, we're taking a very disciplined approach, which is to contract the remaining capacity in a way that lets us take advantage of that in the future, but allows us to make sure we achieve our near term earnings targets.

Continue to preserve the options, the low cost expansions of those facilities, make sure we can move forward with those, but make sure we're disciplined and we do not allocate significant capital to that until we see the fundamentals improving. And we're committed to maintaining strong investment grade ratings, the balance sheet, by doing the things I just mentioned, we can deliver on our commitments to our investors.

The Nicor transaction has many benefits to us. And the most straightforward is just the visible and achievable financial and operational benefits that are driven by scope and scale. If you look at the successes we've had in our regulated business recently, it really is driven by a number of factors. It's driven by good regulatory outcomes, and we've shown a history of being able to achieve those good regulatory outcomes.

It's driven by the fact that we have good regulatory mechanisms around infrastructure investment, like the [Stride PRP] in the past, UIE program that allows us to invest and have real-time recovery of those dollars and avoid regulatory lag. And it's driven by the fact that even with our customer account growth, and Hank will show this, we've been able to control costs to continue to achieve those allowed -- or closer to those allowed returns.

What the Nicor merger clearly does for us is it give us more scale, more scope, ability to share best practices, and even take that ability to keep costs low for our customers and for our shareholders. It enhances that moving forward. Not only on the distribution operations business where we see the benefits, the unregulated businesses between the two companies fit together very, very well.

As an example, Sequent has good reach across the country. Nicor has even more expertise in the Midwest and the Chicago area. So by bringing that expertise and the skills we have in sequent, we think there are increased revenue opportunities in our wholesale business. And by bringing those two businesses together we have scale, scope and back office systems and other cost efficiencies as well. So benefits in that area.

In the retail area, it's great that we can bring two businesses together that are leading businesses. Mike's business, a leading business, the leading business as far as providing commodity services to retail markets like Georgia, Ohio, Florida and additional markets that we'll talk about entering. And Nicor that is leading the way as far as providing retail services, protecting customers' builds, warranting products and some of those things, we can bring those together and get the benefits of taking those leading products to a greater geographic reach.

In the storage business, we get the scope and scale of bringing Nicor storage businesses together with ours that will help us control costs moving forward. But importantly, they have a different profile with their storage facilities. Our facilities are high deliverability [salt dome] storage. Their facilities are more reservoir lower turn service, which in a time period like today where there's still good intrinsic value but not as much extrinsic value because of the lack of volatility. People see more value related to the lower turn reservoir type service.

And those facilities are lower cost and can be constructed quicker, so the two facilities that Nicor brings to our portfolio mix fit very well and give us new options and opportunities to expand and to have scale and keep costs low moving forward. So the businesses fit very well together.

I think we've demonstrated over the past decade that we have expertise related to integrating these type transactions. And we are bringing that to bear now in this transaction to make sure we produce the results we've talked about, which will resulting accretion after year one, neutral in year one, and then an enhancement to our growth rate. And obviously we are committed to keeping solid investment grade credit ratings.

With that, and this map kind of shows our geographic reach and now we're under construction with the -- or Nicor is under construction with the facility in California, with that I'm going to turn it over to Hank Linginfelter to talk about distribution operations.

 Hank Linginfelter - AGL Resources - EVP - Utility Operations

Great. Thank you, John.

Good morning, everyone. It's a real pleasure to be here and share with you about things going on at the Company and what a great place to do this. And for those joining online, thank you for joining us today and for being with us. These are very exciting times for our business and we appreciate your interest and support.

I'm going to take you on a little tour through the distribution business and share with you some of the things that are going on. And we'll have some time for questions as part of my part in the course -- and some time for questions across the entire presentation.

As you are fairly well aware, this is a utility company that also does many other things well. Each of our business units we think has a compelling story. And your utility business is no different. It's about 70% of the entire EBITDA of AGL Resources, 2.3 million customers today across six states, 46,000 miles of pipeline, a rate base of about $2.5 billion. And CapEx typically in the $360 million range is our current forecast.

The great thing about our CapEx inside our regulated businesses is that about half of it is recovered through mechanisms, rider and various programs, that gives something close to real-time recovery in the capital investment. About 50% of that $360 million will be recovered with very little lag, and that has been strategic on our part to try to move things in that way and it's been really good for our business in terms of how we deploy capital on the regulated side.

The balance, of course, would be recoverable through rate cases and so forth. And some of that balance of the capital is revenue producing, so it funds itself in some cases.

We have about 2,184 right now, and that includes those who are sort of dedicated. They may not be inside the utilities as employees, but they're dedicated to supporting utilities through our shared services model. And part of the Nicor integration takes advantage of things like shared services, and so we'll start reporting a little more often how many people are dedicated to supporting the regulated business over time.

John mentioned our safety record, and we're very proud of it. It is our first thing that we try to do is make sure that we operate safely, not only personal safety with our workforce around motor vehicle accidents and on the job injuries, which our rates are fabulous there, but also around overall system safety and reliability and quality.

This next slide I want to share and just make one point about sharing this, and that is I'll say a number of things today and if there's one thing you would take away from my part of the presentation, it would be the evidence of our result on this slide. Over a period of years now we've had solid growth in EBIT contribution to the corporation in our regulated utilities.

Over time, from $300 million back in '05 to over $350 million last year, solid growth. About a 3.5% CAGR over that period of time. while our customer growth has been limited. And so we've had customer growth, it's fairly limited, but we've been able to grow earnings through very effective cost management and cost containment, taking advantage of our scale and of new technology deployment and so forth, and projects that we've deployed inside our regulated businesses that have grown earnings in that company or that set of companies as we have at the same time had only limited customer growth.

That growth year-over-year has been very strong. And particularly '09 to '10, you can see we had a pretty big jump and that's a fairly uncommon leap in a single year for a gas utility company. But we'll continue to stay focused on customer -- on cost containment and serving our customers.

Next slide deals with our 2010 results. And you can see here our margin grew about 6%, and yet our operating costs only grew about 10%. That allowed us to take an 11% operating income down and 9% EBIT growth year-over-year. 9% EBIT growth in a gas company is pretty rare. Sometimes our growth is a little lumpy, and we had a terrific year-over-year from '09 to '10. And as I mentioned earlier, that was really part of a trend that we had seen over now five strong years inside our utilities.

For the quarter this year we're continuing to see margin growth, which is very good news. 4% margin growth quarter-over-quarter for the first quarter of 2011. And our operating costs about 4% also. And that allowed us to take for the first quarter EBIT growth of 4%. So we're trending nicely inside the utility business even for 2011.

Things that have contributed tour growth include, of course, our Atlanta Gas Light and Chattanooga Gas rate cases. Those were very solid outcomes. About $28.7 million worth of revenue requirement -- rewards that came out of those cases for depreciation and revenue requirement.

Our projects like the Hampton Roads Crossing, our pipeline project in Virginia is running -- is very nicely serving customers, not only our utility customers at V&G, but a couple of other customers. Dominion has a power plant on that pipeline and Columbia Gas of Virginia gets service as well. So those are generating cash today because of the pipeline.

We've continued to keep our cost consciousness at top of mind, keeping our O&M well managed. That's a tradition at our company. We continue to do it. Just to give a couple of hard numbers on the safety records that we've already talked about a couple of times, number three in on the job injuries in our industry for large gas companies, and number two in at-fault motor vehicle accidents for 2010. And those are really big achievements, very important to us.

We believe in automation where it makes good business case in the Company and we've really spent some time deploying automated meter reading over a number of years, but especially lately, and in particular at Atlanta Gas Light has run through a very aggressive automation program. And we're seeing terrific benefits from that. Meter reading, an interesting, very pedestrian concept, if you don't do it right, you have a lot of challenges in the business, you can't get an accurate read, customers complain or you estimate a bill and they complain about that. And you have to true those up over time.

Automation has solved so many of those problems. It's given us a seamless process from when we get the reading to making sure we close out the reading. In Georgia we hand those readings over to marketers and they bill on them. In the rest of the enterprise, we render retail bill. And deploying automation in that sector of activities for us has been a very good thing and we've seen customer satisfaction actually rise because we've automated that process. We're estimating virtually zero of our bills and we're reading them on time as far as the meter readings.

So a lot of good things that we've done over the last several years. And speaking of that, the next slide I want to share with you, we wanted to give you a little bit of a window into the infrastructure business that we're in, particularly our replacement programs. And so this slide details by utility in the AGL family where we are with programs for infrastructure replacement.

And John mentioned that we had gotten all the cast iron out of our Atlanta Gas Light system in Georgia. Just after the holidays, after Christmas, in December, we took the last piece of cast iron out of the Atlanta system. We're moving along with that same concept in other jurisdictions inside our business. The nice thing about the Atlanta program, it's the PRP rider and that has the sort of real-time recovery aspects that we've talked about, in each utility we have a program of some sort to replace aging infrastructure that needs to be replaced. It's on a very planned method.

And generally we're getting recovery either in base rate cases, which we are prosecuting, as you know, over time, but more often through mechanisms. And just as an example, and John mentioned UIE, that's our utility infrastructure enhancement program in New Jersey where we're getting recovery of those costs. And that program, we've filed for an expansion of it for the next couple of years.

One of the other companies in New Jersey has already gotten approval for an expansion of their pogrom, so we're modeling after that and customizing it to our needs. In Virginia there's legislation that allows companies like ours to replace infrastructure, reduce emissions that come with aging infrastructure, but also increase safety and reliability. We have not filed for that yet, but we are in the process still of replacing pipeline. That's embedded in our Virginia rate case anyway, but where we move forward over time we'll probably make a filing at some point under the statute that was approved for replacing infrastructure in Virginia.

And in Florida we've been replacing some fairly unique types of pipe. Galvanized, for example, galvanized steel we have in Florida and some other things. But we thought it'd be helpful for you to see how much we've done over more than a decade across the utilities, how much is pending in those existing programs, and what we're going to do this year and next in those. That doesn't mean that's all that we have to do in terms of infrastructure replacement and enhancement. These are discrete programs or activities that we're in right now.

I'm going to walk you a little bit just briefly through each of the gas companies and tell you a little bit about what's going on in them. And the next -- the first one is Atlanta Gas Light, on the next slide. About a million and a half customers there. A rate base of 1.3 billion. You can see the returns authorized, ROR and ROE. We did get a reset of the ROE in the rate case last year.

We believe we're going to bump right up just under that for this year in terms of our achievement against authorized. We'll be about, we think, half a point under -- half a percent under what we could achieve. And that's a few million dollars, we think, of the EBIT in that business. But it's very small.

So our CapEx estimate for Atlanta Gas Light is about $228 million this year. And again, some of those are in those rider recovery programs. We were very thankful for the good outcome in the rate case, not only because we thought it was fair and balanced, but that it also funded a number of initiatives that we think are important in the business, including enhancing our customer service delivery, something we need to do in that business, and but at the same time we also got something fairly unique, we think this is rather precedential in its outcome and that is that the commission granted the recognition and sharing of synergies that come from the Company's endeavors to acquired more businesses.

And so they recognize sort of in the current environment that we were getting value out of the NUI acquisition and gave the Company the right to recover a little over $4 million in cash out of the rate case because of the synergies that came out of that deal. That mechanism has a little bit of window on it, whereas we move through the Nicor transaction, it'll take us a couple of years to settle out the costs and then we'll start measuring synergies. And we can talk about that some more if you have questions.

But it's a very good outcome for us from that perspective. It encourages the Company to continue to be in the business of consolidating this industry, which we think the industry is ripe for. We've talked about Strode before. it's a strategic infrastructure development enhancement program that allows us to improve pressures on the Atlanta system as Atlanta grew over a couple of decades.

If you're in the outer reaches of our territory on a design day we would have had some challenges reaching the pressure we like to operate on, so the commission recognized that and approved it. And then we're 100% decoupled at Atlanta Gas Light in terms of how our margins come in.

Moving on to Virginia, John mentioned are rate case that we had filed there. The process in Virginia is fairly lengthy and so we're in a very deliberate and paced out process in Virginia. We filed the case. we're seeking $25 million. About $15 million of that is in the HRX project. We're recognizing EBIT from HRX because statute allows that. now the rates case is to true up cash for that recognition of EBIT going forward. The other $10 million I related to other operating costs and some capital deployment.

I mentioned the Hampton Roads Crossing. We're please about that pipeline. It is serving customers today. It actually came in very handy in the last winter when we had a short interruption upstream on the other pipeline that supplies that part of the state. Our pipeline performed terrifically, almost to the very day we turned it on we needed it. So it was really great. It's about a [tenth of a B] in terms of capacity. And in that region that's materially valuable.

I mentioned the legislation of Virginia that would allow us to do more infrastructure projects. Another company in Virginia has filed and I think received authorization to proceed with [the Save project] or program. We'll follow that and see how it goes and we'll time our own needs around when we think we should file. But we probably will file something in Virginia around that.

78% of our margin is decoupled in Virginia when you add revenue normalization and weather normalization. You can see obviously our ability to perform against authorized returns is hampered and that is in part why we're in a rate case. But we knew it would be around these numbers, and so the filing is to get those returns in real terms, cash, back into the business up to where they should be.

We're authorized for 10.9 right now and we filed at 10.95 in the case, so there's not a ton of upside in the case but it would true up cash to give us what we need to run our business, but also it would bring us up to those authorized returns in terms of the case.

Moving on to Elizabethtown Gas, our New Jersey franchise, we completed a rate case in late 2009. We agreed to a two-year stay out in that case. We think we were treated fairly there as well, a balanced outcome from the commission, the Board of Public Utilities in New Jersey. I've mentioned the UIE program already a couple of times, but our total spend of $69 million in the first phase of that program is just about done.

And we're seeking a $40 million expansion of that program and we believe we have a good line of sight to a favorable outcome in our filing for that to be approved. So we'll continue to deploy capital in New Jersey the way we have for the last couple of years with a good mechanism to recover the cost of that deployment of capital.

Really good news, just recently the asset management agreement that we have with Sequent was extended, a three-year extension under very similar terms to what they've operated under the last several years. And the commission -- the Board of Public Utilities we believe has come to really value what Sequent does in asset management for our business, and so they're highly supportive of how we do it. It's very transparent and it brings real value back to our customers as well as a good business proposition for AGL.

You can see that in 2010 we exceeded our authorized return there just after the rate case. And we're modeling in something close to achieving authorized return for 2011. We'll spend about $47 million in CapEx for the fiscal year. We have weather normalization at Elizabethtown and that insulates a fair amount of our risk in the business in terms of weather.

In Florida, this is one of our opportunities we think in the next couple of years. We agreed to a five-year stay out in Florida a few years ago, and so we're eligible to file a rate case next year. We probably will, but we'll have to see where the numbers are at that time to see if it's a compelling need. These returns that we're sharing with you in this document include the impact of the recognition of the amortization of goodwill and that drives the returns down a few points, a few percent.

And so the returns without that recognition would be higher, but we sought that recognition. We thought it was a good thing to do. And the statute in Florida allowed for recognition of goodwill, and so we think that's been a good thing for us to recognize that. Certainly dampens the calculated returns, but it also recognizes opportunity in recovering things like goodwill in a place like Florida.

Florida's a very pro gas state. They recognize -- they have growth in Florida, of course, over time, power production is stressed a lot in Florida. So if you're a gas company in Florida, the Public Service Commission in Florida wants to support, trying to make sure gas is available in the marketplace. And there are a number of programs that we deploy in Florida because of that.

And there are energy conservation programs that allow us to give incentives to customers for residential and commercial applications to use natural gas efficiently. We use those funds to develop new technologies and deploy them and the commission recognizes the value of that over time. and then we are thankful that that program is well funded and it's funded through a surcharge from customers and it's a very modest number. About $12 million of capital deployment forecast for this year in Florida.

In Chattanooga we had a rate case you might remember. It was a pretty good outcome again. We think we've had a nice track record of regulatory decisions. New rate design encourages conservation, but it also allows the Company to earn a good rate of return on that. The first decoupled rate design in Tennessee, there are a few other gas companies in Tennessee and we were the first to get the commission to recognize the value of decoupling in Tennessee.

We're about 70% insulted against weather and margin, so about 72% decoupled. You can see Tennessee's another place we exceeded our authorized return in 2010 and we forecast we'll probably exceed it again this year. And we'll deploy about $7 million worth of capital in Chattanooga.

Well, let me just quickly walk through our 2011 priorities and objectives. Obviously safety is number one. We've talked about it already a good bit today. We want to stay in the top quartile for the things we measure that are important for safety, motor vehicle accidents and job injuries. We'd like to continue to be a leader in this role, safety focus. and we think we have the ability to do that and we'd like to continue to be a leader and plan to be a leader in infrastructure enhancement and replacement programs across our system.

Regulatory strategy, I've shared quite a bit of numbers with you today by each utility. And you can see in some places we're exceeding authorized returns. In some places we have a pretty good gap. And some places we're right on them. I think if you look at our track record on the cases that I've talked about, you can see that we have every reason to be optimistic that in Virginia and Florida we'll have a good line of sight to get outcomes and regulatory filings and we're optimistic that we'll be treated fairly in those jurisdictions. And the nice thing about our business is the scale and scope of it is big enough that we can insulate our risks as we go through the lumpiness of regulatory proceedings, filing and earnings results by utility.

And that's the compelling story about the current business, but it certainly highlights why bringing Nicor into the family is a very valuable proposition in the utility space for us. We'll continue to prosecute rate cases. We'll execute in on customer service initiatives that we committed to, and the Atlanta rate case in particular where funding was approved for us to enhance customer service and reliability and we'll execute on those.

We're all about the process of fulfilling the commitments we made to spend about $10 million of the rate case revenue that we were granted to improve the overall quality of service that we deliver, and we're actually very excited about that.

We'll continue to control our expenses. We have, as you know, a good long, strong history of controlling our operating costs. We deploy new technologies, as I've mentioned, and we look for opportunities to improve processes and take advantage of the scale of our business.

And then, in the merger with Nicor, we have some real to-dos, short run and long run, and we will -- the short run is we have to get the Illinois Commerce Commission to approve that merger document and agree that it's a good deal for customer.

And we have a good path to that. We think we will achieve that thank you during the second half of the year and hopefully close before the end of the second half of this year.

And we have a lot of day-one work going on to make sure that when the business is won that we can operate effectively, we can take care of our customers, our systems will appropriately track our activities and that we'll be ready to roll with being one of the largest gas providers in the industry.

We really appreciate that we have diversity in our regulatory risk across this business, and Nicor has a very good reputation with the regulators and we believe we can join them in that opportunity to be a really fine operator in Illinois.

Those are my comments, and we have some time for questions if you have any. I may ask a couple of my compatriots to join me if we have any particular questions. Anybody bring one? Yes? Let's get a microphone first.

 QUESTION AND ANSWER

 Hank Linginfelter - AGL Resources - EVP - Utility Operations

 Is that on? Hi.

Unidentified Audience Member

 Can you hear me?

Hank Linginfelter - AGL Resources - EVP - Utility Operations

 Yes.

Unidentified Audience Member

 Yes. My question was on the pipeline replacement. You kind of have the little slide on slide 7 where you talk about what's left in terms of mileage.

It looks like -- I mean, if I just look at that slide, it looks like at Atlanta Gas Light you're going to kind of run out of running room in terms of what you need to get done maybe after a couple of more years. Or, is there more -- you alluded it to. Is there more that you need to do? You've done all the cast iron. Is there other things left to do?

 Hank Linginfelter - AGL Resources - EVP - Utility Operations

 Thanks, for the question. The -- the Atlanta Gas Light system is very large, and you -- and we -- the program that is in existence today was approved on the discreet set of pipes that were the highest priority.

That program is a dozen years old now, and we have continued -- at times, we've got a few other slivers of pipe that might fit appropriately in that program, and the Commission has recognized that it's appropriate.

And I think we'll continue to see a little bit of that. But, because that was a discreet program, we will probably go to a little bit more of a normalized replacement program over time for the existing infrastructure.

Having said that, the real story for Atlanta Gas Light, of course, is as we saw the end of some of these programs taking hold we also recognized the need for infrastructure enhancement because of the growth we've had in our model showed that on a design day in some parts of our territory we struggle to keep our pressures.

And that was what spawned our STRIDE program, and STRIDE will continue for a couple of more years. But, the way that program was files and the way we discussed it with the regulators and we had our case on that was that it was really at least a few tranches of 3 years each and infrastructure that we think is necessary at the time.

We'll continue to recycle our model and make sure that there's a case for additional investment. We believe, just on the service, there probably will be. We'll finish the first phase of STRIDE and probably make a filing on the next phase before too long. But, that's -- we have not -- we have a lot of work to do on that before we get to that point.

So -- but, we think there's still quite a bit of capital to deploy over time in Atlanta Gas Light that would very much mimic the models that we've operated under with PRP over the years.

Unidentified Audience Member

 And (inaudible)

Unidentified Company Representative

 Hank said this, but it actually works very well for us. And that is the fact that we were proactive and had a lot of the pipeline replacement done in these categories feeds very nicely into the pressure improvement work. It's good that we're not doing those two things at the same time, so it allows us to continue to invest in infrastructure, two similar programs, but they're different.

And, as Hank indicated, there are other categories of pipe that we'll look at moving forward as the industry continues to modernize its system that we'll look at as we're moving the pressure improvement project. So, we really see a pretty smooth path through that because of the way we transition from one part of that program to the other.

Unidentified Company Representative

 Thanks, Jay. Others? Yes?

 Hank Linginfelter - AGL Resources - EVP - Utility Operations

 Thanks. I just wanted to ask you a question. You talked about the automated meter reading installation and how that's really improved your customer service, customer satisfaction levels. What is the status of Nicor's automated meter reading system?

And on Chattanooga, you've over-earned by a fairly large percentage there. What -- can the Commission come in and relook at those returns? Or, is there a sharing mechanism on the over-returned portions?

Unidentified Company Representative

 Okay. Thank you.

Unidentified Audience Member

 Thank you.

 Hank Linginfelter - AGL Resources - EVP - Utility Operations

 On the automated meter reading, even inside AGL over the last several years we've had various stages of automation. And we've moved fairly quickly, for example in New Jersey, where we have a substantial number of meters indoors. And that really helped us get some of those great metrics.

And Nicor has some indoor meters as well. It's significant -- I don't know the number, but it's a significant number of their meters. They have -- their strategy has been that they read the meters every other month, so their underlying cost reading meters, it's a manual process for them, has been fairly low-cost.

They're a very low-cost-focused company, and their mechanism to do that has been read the meters every month, have a very good estimation routine, so they render a bill every month that's -- every other month is estimated, and we will study what we can do there.

I think because of the fact that they're a very low-cost operator in meter reading and customers are fairly comfortable because of the long history of every-other-month reads.

We think that's status quo for them now, but we'll continue to investigate whether we could make some enhancements using automation. We'll probably only do it if there's a real good business case for it, and we'll wait and see about that.

And then on Chattanooga, the Commission I think really believes that Chattanooga has done a good job of running its business. As I mentioned earlier, some of the returns get lumpy. One year you might have an expense that -- and Chattanooga is small enough that a single expense could make a material difference in that return.

But, I don't know of anything that would happen to make that different. The Commission has generally been pretty good with -- once they approve rates they will let the Company manage under those rates. We don't anticipate the Commission calling us on that.

When you -- because of the size Chattanooga, when you look at what the cost of prosecuting a case on both sides would be versus what you -- it would take to bring that number to a lower return, it would be quite a wash. So, we don't anticipate any issue there.

Unidentified Audience Member

 Thank you.

 Hank Linginfelter - AGL Resources - EVP - Utility Operations

 Yes, thank you. Steve?

Unidentified Audience Member

 Yes, thanks. In Virginia, and I apologize if you already mentioned this, but I -- you look at the expectations for your ROE going down about 300 basis points, 280 basis points, in 2011 versus 2010.

You're mostly decoupled, so it's not weather driving that. I know you'd mentioned costs, but what was the -- and that's a pretty significant decrease, $10 million of that that you're trying to recover as expenses, but the big decrease on a year-over-year basis without weather playing a role. So, I'm just trying to get a better understanding of that.

Unidentified Company Representative

 Thanks, for the question. It's primarily the treatment of the accounting for the Hanson Roads Crossing project. The law enabled the Company, as the project was being built and before it was filed as a rate case, for us to capitalize interest on that project.

And that was recognized with AFUDC, and so that difference is primarily the recognition of the impact of HRX coming out of that mechanism and going into base rates, and that's really the driver for it. And someone may have a better answer than that, but that's mine. I think that deals with almost all of the difference.

Unidentified Company Representative

 (inaudible - microphone inaccessible)

 Hank Linginfelter - AGL Resources - EVP - Utility Operations

 Yes.

Unidentified Company Representative

 Interest and equity.

 Hank Linginfelter - AGL Resources - EVP - Utility Operations

 Interest and equity return, yes, on that. Anything else? Yes? Oh, yes, sorry.

Unidentified Audience Member

 Yes. Could you talk a little bit more about how the energy-sharing policy works in terms of, first of all, for what's existing, when it starts, when it's ending and whether those -- that 4.4 is included in your calculation of actual ROE and then what the procedure is for determining what the synergy savings are and how that then gets recovered and how that might apply to the Nicor situations?

 Hank Linginfelter - AGL Resources - EVP - Utility Operations

 Sure, thank you. I may ask a little bit of help on that as well. The -- when the Commission approved the synergy-sharing mechanism last year, there were -- some number of assumptions made in that decision that were memorialized and it includes, for example, that in the deal like -- for example, in the Nicor deal, we'll have a year of kind of clearing out everything, transactions and transition costs. And some of those transition costs even go past the first year, obviously systems integrations and so forth.

And so, there's about a -- there's a two-year window to settle out the impacts across the utilities for doing a deal like Nicor or any other acquisition. And so, the Commission allows a two-year window for us to kind of settle out all the impacts that are one-time impacts.

After that two years, there'll be a formal calculation of the impact of, Nicor in this case, on Atlanta Gas Light and, for example. The cost of the accounting department or the CEO's office or whatever today gets allocated somewhat on a customer volume or some other activity-based allocation mechanism.

Those are all formalized. They're part of -- any rate case we have across any utility in our shared services mode. And so, they're easily trackable that will impacts on Atlanta Gas Light that will go to Nicor as a fair allocation of costs of running Nicor as a new part of the Company.

Those costs will come off of Atlanta Gas Light. They'll be calculated and memorialized. And just generally speaking, whatever that calculated savings is that the Commission and the Company agree on, 50% of that will be credited back to the cost of serving customers. So, it'll be a credit in -- for Atlanta Gas Light in the cost of service.

That will live for 10 years, and it will be tracked and updated, what the impact of those costs are and the sharing will go as part of that. The other 50%, obviously, will go to the corporation as a recognition of risk that shareholders take in those kinds of deals and reward the Company's bottom line for that.

You asked another part of that question, and I'll have to ask you to repeat.

Unidentified Audience Member

 It was whether -- when you show these actual ROEs whether --

 Hank Linginfelter - AGL Resources - EVP - Utility Operations

 Yes.

Unidentified Audience Member

 That is -- those savings are included in that number or excluded from the calculation?

 Hank Linginfelter - AGL Resources - EVP - Utility Operations

 They are included. I think the other -- that's where I was going to go. The other assumption by the Commission was, just generically, the Company should do all it can to achieve its authorized return, and then sharing beyond that would be the reward.

So, there's a presumption you're going to achieve your authorized return, so it's possible you share some value even if you're slightly below your authorized return. However, the Commission would also say rate cases are always an option for you if you're under-achieving against your ROE.

So, there's a presumption we may go back and -- a few years or whatever if we're under-earning and true that up. The mechanism for -- we would embed the mechanism for recovery of synergies in a case like that so that we'd say this is the policy of the Commission for Atlanta Gas Light. And so, we'd have a rate case that would true that back up to authorized returns and get savings.

But, ultimately we believe especially a deal like Nicor but others potentially following that, would bring just a recycling of value over and over again under that mechanism. Do you want to --

Unidentified Company Representative

 And the good news on that is, should we choose to go back in for a rate case, we the ability to ask for an allowed return on our base rates as well as continue 50% of the savings associated with an NUI deal as well as ask for a sharing of the savings with Nicor.

So, as Hank said, it gives us the ability to share that and that helps our customers and it helps us. But, we would have to do that. If otherwise we're below our allowed returns we'd have to go back in for a rate case, but this gives us a clean mechanism to do that and keep that benefit but also share it.

Unidentified Audience Member

 All right. So -- all right. So, is that way to think about that that -- for -- you know, when you do an acquisition you have lower service costs allocated out to each of the companies, so for 10 years you would get to have as a cost of service 50% of the savings in there even though it's a savings, it's not an actual? Is that sort of like the way to think about it?

 Hank Linginfelter - AGL Resources - EVP - Utility Operations

 Yes, because rates would be set on that basis. So, the cash should be coming in. But, you're right. You would get that savings. You'd keep.

 Drew Evans - AGL Resources - CFO

 Yes. Under the methodology before this, if we went back in for another rate case, that -- we would not have the right for either one of those savings, for the 50% of the NUI or the Nicor. When we went and filed rates, it would be whatever the costs were at the time.

At the same time, the customers get the benefits of before you go into a rate case a mechanism that helps share these benefits. So it smoothes out those benefits, gives the customers the benefits and gives the Company certainty around our ability to recover those costs and to have the benefits of the savings we bring. Yes, right there?

Unidentified Audience Member

 Thank you. Can you hear me?

 Drew Evans - AGL Resources - CFO

 Yes.

Unidentified Audience Member

 After I guess we [get on], just a quick question on the Nicor merger moving forward, you said you expect to close it the second half of this year, just got the staff come back.

Can you talk a little bit about -- maybe take us step by step through closing, important dates that are upcoming, and has the Commission said anything specifically on their end and how you'd characterize how that's going with the actual Commission? Thanks.

Drew Evans - AGL Resources - CFO

 Okay. We probably ought to provide you with a -- sort of a time line that expresses that. I don't have it in front of me. But, we will move to hearings in July. The Commission has another response to those hearings that they'll -- the staff will file, and then we'll file a response to that.

So, it's a five-step iterative. We file. They respond. We have testimony. They respond. We respond. And that has a statutory deadline of December 16th, I believe, is the statutory deadline.

We've been responsive on all of the data requests, so there have been no interruptions in the statutory deadline. As you know, there are other steps we have to achieve as well as the ICC approval, shareholder votes in both companies, and so forth. And those are scheduled in June.

And then after the final step of our response to their response, they'll have a window of time to get to the December 16th. We are hopeful that it'll be sooner than that. Based on the ICC staff's filing, we believe almost all the things that they had significant concerns about we can remedy.

They gave us a path for that in their eyes how that should be done, and we're still holding to a time line that's shorter than the December 16th and the way we're modeling being ready for day one, and we're hopeful that it's well before December 16th. I don't know if that got all you wanted. We can give you a set of stats and --

Hank Linginfelter - AGL Resources - EVP - Utility Operations

 And Drew has a time line in his presentation as well --

Drew Evans - AGL Resources - CFO

 Yes, that's right.

Hank Linginfelter - AGL Resources - EVP - Utility Operations

 That will cover this again.

Drew Evans - AGL Resources - CFO

 Yes.

Unidentified Audience Member

 Thank you.

Hank Linginfelter - AGL Resources - EVP - Utility Operations

 Anything else? Well, let me thank you once again for your interest our Company and your willingness to be here today and join us. And with that, I'm going to turn the podium over to Mike Braswell, the CEO of SouthStar Energy Services.

 PRESENTATION

Mike Braswell - AGL Resources - CEO -- SouthStar Energy Services LLC

Thank you, Hank. Welcome. I'm glad to be here to share my story of SouthStar. It's been an excellent business that I've been associated with for 13 years.

I actually moved from AGL to SouthStar about 13 years ago. And again, it's been a great experience. So, what I'm going to do is just give you a little bit of background on the Company and who we are.

SouthStar is, I believe, the preeminent deregulated natural gas retail company in the United States. We currently serve about 600,000 customers. We're in eight states.

And in terms of our branding philosophy you can probably figure that out pretty quickly in terms of Georgia Natural Gas, Florida Natural Gas, Ohio Natural Gas. I think you guys can see pretty quickly our naming convention, and the reason we do that is that we believe local brands are very important and in retail markets like natural gas.

So, what we've done in Georgia Natural Gas, again, that was a brand that was established 13 years ago. It's our core market, and that's a market we currently have about 500,000 customers in.

In terms of our growth markets, that's been Florida and Ohio. We expanded into those markets in 2008, and those have turned out to be very good markets for us, very profitable.

And just recently, we actually expanded into New York, behind Orange and Rockland. Later this year, we also want to expand into Keyspan, Long Island. So, we're very excited about our growth and where we want to go from here.

In terms of the green area, those are our southeast C&I markets, and those are large commercial and industrial customers. And I'm going to run through a little later how we utilize those customers to improve profits for our business.

Now in terms of what makes a great retail marketing company, and I believe those are the competencies we have at SouthStar. I started out talking about branding and local brands and how we leverage those in all the markets we enter.

And based on research we've seen and also our experience, local brands seem to work very, very well for our business, whether it's an outbound call to a customer in New York when we say, well, New York Natural Gas, that seems to resonate with those customers as opposed to a name that doesn't sound familiar or doesn't sound applicable to that industry, as well as in Georgia.

It was a name that was familiar. It was a name we could leverage and, again, in Ohio and Florida, the same strategy. So from a marketing standpoint, local branding as opposed to one national brand has worked very, very well for our business.

Now in terms of the retail book, what does that mean? Again, that is a marketing function where we look at all of our customers from a value perspective, not just short term but long term. So, what we want to do is make sure we're targeting customers, we understand their value, we understand acquisition cost and what needs to be done to acquire customers, make sure they're profitable and make sure we can retain those customers over time.

But, what it says really between branding and our retail portfolio, we have very good marketing skills, and excellent marketing department, understand customers, their value in this space and what they mean to our Company.

Certainly another part of that is once you acquire a customer you have to manage that customer over the lifetime that they're with you. That's part of our customer care. And what we've achieved there is an excellent balance between high quality and being very, very cost efficient, and we've done that in really two ways of outsourcing.

For our primary market in Georgia that requires billing, we send out about 7 million bills a year. We handle over 1 million calls a year. That's a significant customer-care operation in Georgia.

So, what we've signed is a ten-year agreement with Vertex that provides excellent customer service for us as well as we have very disciplined service quality standards that they have to follow as they're providing these services. So, it's provided for us an excellent balance between good cost efficiency as well as high quality.

In terms of asset and risk management we're in a commodity business, and being in a commodity business you'd understand the assets in commodities in terms of the products you're selling to your customers.

We have a group that understands the procurement process, the asset, the cost and the lift associated with that. So, again, that is a -- an experience and a skill set that's very valuable in this industry, and we believe we have a top-tier commercial asset management group that within SouthStar.

To be a good market advocate, also in the markets that you enter you have to understand very well what are the right market attributes you need to be profitable over the long term.

At SouthStar, we believe we understand those attributes well. We've worked in the Georgia market again for 13 years, advocating for things that we believe have been beneficial to the model.

You can go all the way back to 2002 when the legislation was revised. We were very involved in that in terms of how do you change the model and make it better for customers, for marketers, for shareholders.

And so, again, we've worked all the way through in Ohio as we entered that market, worked very closely with three major utilities there to come up with what we believe is an improved model. We're still working with those companies as well as the legislature to improve that model over time.

And, again, that's an important skill set you need to understand the dynamics, the risk and opportunities in your business and how to create what I would call a good playing field for marketers and customers where we can all be successful.

Now in terms of SouthStar's EBT, when you look at these numbers one thing to note, this is SouthStar's EBT as opposed to AGLR's EBIT. AGLR's EBIT includes corporate allocation expenses.

So just to make sure, if you go back and you're trying to match these numbers to the reported AGLR numbers, these numbers exclude AGLR corporate allocations to SouthStar. So, these are the SouthStar EBT earnings from the partnership.

Now the points I want to make here are, initially, you can see the tremendous growth from '01 to '04. And what contributed to that? Again, part of that was what I talked about, working with the Georgia legislature, reading and understanding of the obligation to serve customers, what we can do to select high-value customers and reduce our bad debt.

You can see from '01 to '02 when that law went into effect, a lot of that jump in there is the result of us understanding our receivables risk and being able to manage our receivables risk and dramatically lower our bad debt.

And then, as you move through 2003 forward, a lot of that is us building our commercial capabilities. Early on in the partnership, [Donegy] was a member, and when they exited we built up our commercial shop and built a lot of commercial capability.

You can see that we've built up with those commercial capabilities increased profits over the years. And it also allowed us from, I'll say, '05 to '07 to capture a lot of those storage spreads that were out in the marketplace that everyone could take advantage of.

I know if you first look at this chart, one takeaway could be the Company ramped up to 113 and then came down. In reality what occurred is we took advantage of some unique opportunities in the commercial market in storage spreads and made incremental profits above what our core retail business could make.

So what you can there is, really, it's been a long-standing improvement and growth in the Company from inception. And, again, some of those years where it tops up a little bit, that's really from capturing commercial values in storage that was there.

You can see in '08, as we've talked about, 96, 97 and getting back on more of a levelized trajectory. That's when storage spreads came back down to, what I would say, more historical levels. So, you can see it's an excellent story of SouthStar and what we've accomplished financially.

If you look at where we are now, what we're focused on is stabilization of the Georgia market and growth in some of the emerging markets and expanded markets I'll talk a little bit about, and I'll share a little more with you later. But, as you can see, we've got a great track record and we've shown some growth lately. And what we're going to talk about is the growth strategy for the future.

Now, in terms of 2010, just a quick recap, achieved full-year earnings of $103 million. Again, this is the AGLR reported earnings that include AGLR's corporate allocation expenses.

Also, again, what's important for us is stabilizing Georgia market share, we believe in 2010 had stable market share despite a very active consumer market. We've talked before in 2008, 2009, with the economy there was a shift in the competitive environment in Georgia.

High gas prices also contributed to that in 2008. People began to look at other products to manage their risk in terms of high prices in '08, a shift to fixed prices as well as the economy. As it began to erode, a lot of people began to go out and shop more frequently.

So, we saw a shift in our business in Georgia around the competitive environments. And what we've done is invested incrementally in our marketing investment and also have been looking at creating new products and services to counter that and maintain our market share and margin in that area.

In terms of our advertising focus, we have three pillars of our brand, it's cuts, community and the environment. In the past couple of years, we've really focused on the environment. It's certainly something that's increased and its social conscious for everyone, and we wanted to take advantage of that of our brand.

Our brand in Georgia has very high awareness, and one of the things we were looking for is to increase the depth of that brand. And the view to increase the depth of that brand in a natural gas product was to try to connect to the environmental attributes of natural gas.

So what we promoted is natural gas vehicles as well as what we call recycled natural gas. And what that is, it's where we actually get natural gas from a landfill and work with Atlanta Gas Light company to get in their pipeline system. So, we're actually taking gas before that was either a trash gas or something like that and converting it into natural gas in the distribution system.

So, again, what we're trying to do is make a positive impact on the community and also on the environment and have those positive attributes associated with our brand.

We view that as a very successful campaign and, at this point, what we're going to do is also begin to get a little more focused on a direct call to action to customers but, again, a great campaign that improved the depth of our brand in Georgia.

And in terms of opportunities on the commercial side, like I talked about earlier, the $17 million you see there, that's really around how do we manage the assets that are assigned to us in the Georgia market, how we make incremental profits on those and that allows us, again, create incremental margins for the business.

In terms of the growth of our business, Ohio and Florida, it's roughly half of that $18 million. So, you can see it's had a consistent uplift for our business. We've been very pleased with expansion in those markets. The large C&I business, again, it's a market that we can leverage our assets into as well as utilize for balancing in Georgia. It's a very good market for us.

Also, we developed a strategic expansion plan that I'll go into it a little bit on the map here. And what I'm going to do is just run through real quickly is the states we're looking at and why.

Again, in terms of Florida, Ohio, we entered those in '08, very successful, very profitable, very, pleased with those. Based on the success of that expansion, this past year we looked back and said how do we expand into other states, which states, how do we prioritize them, what are the attributes we're looking for in those states?

Principally, what we're looking for is what we view as adequate headroom. We want to understand at a high level the profitability versus the utility price. We also want to understand the asset allocation and assignment for the asset side of the business. And then, also we want to understand the -- you want to say the certainty or process around receivables risk.

In Georgia, it's very clear. We own the receivables risk. We have the ability to cut off a customer. We have the ability to credit score a customer before they come to us. We can change pricing plan offers to those customers. So, we control that receivable process from start to finish.

In some other markets, it's not quite as clear. And so, one of the items we look for is what's called a purchase of receivables program. And so, we look for that in a lot of markets but primarily, from a strategic standpoint, it's certainty around how you manage that receivables risk.

So, with those criteria what we did is look across the United States and picked several markets we thought were -- you know, New York being one of them with our top priority, again, we entered New York at the end of 2010 behind Orange and Rockland, looking to expand behind Long Island -- Keyspan, Long Island shortly.

Then, if you look at some of the other states, if you look at Maryland, that's our next priority to enter. We're looking to enter behind two utilities in Maryland. We've received state certification and currently going through some LDC certification process, Pennsylvania later in the year, either to enter late this year or early next year.

If you look out west, Wyoming, Nebraska, Colorado, that's really driven by a utility by the name of SourceGas. They -- they're very pro-choice, and they've set up some good functioning choice markets that we want to enter in 2012.

And the reason we enter that in 2012, it's an annual open enrolment. So, we have to go ahead and get ready and plan this year to participate in the open enrolment in 2012. So, we really can't enter those markets in 2011.

If you look at some other markets, certainly Illinois, the Illinois market, as you know, Nicor has some excellent products and services they offer there. In terms of our integration working team, we've been working with the Nicor national team.

It's been an honor to work with them. They understand those markets very well. They understand their products and services very well, so it's been a real honor to work with them and understand what they've done and how they've leveraged that.

So, those are generally the markets we're looking at. The other markets you see highlighted. Those are markets we're going to continue to monitor and evaluate, but we don't plan on entering immediately.

Now in terms of some of the markets -- I've covered some of this, so I can run through this pretty quickly. Georgia, what's our key objective there? Again, invest in our brands, brand is important in Georgia, maintain our market leadership, make sure we're attracting the right customers and offer new products and services that allow us to maintain our market share as well as our margins.

In Ohio, we want to continue to participate in supply and customer options behind DEO, [DeVito] and Columbia. Those are the three markets. We're also entering into choice markets as well. We want to build that customer base. In Florida, that's, I've said before, a steady market, not a significant amount of growth but it's been a good steady market for us.

New York, we're trying to build our customer base there. Our goal in New York is, by the end of the year, to be on a run rate of, let's say, $1 million of margin, that kind of ballpark. But, we still believe we can build that over time and build the customer base in New York.

Southeast large C&I, again, that's where we leverage assets in the Southeast. It provides us balancing. And so, the goal there is not to build the biggest share you can but to build the right amount of share that allows you to leverage your assets as cost-effectively and profitably as possible and, at the same time, giving you enough size to use that as a balancing tool when appropriate.

Now in terms of a market update, we've talked about the natural gas market so I probably don't need to go into that in any great extent. For our business, the natural gas market we're in has pluses and minuses.

On the plus side for the retail business, being a range-bound market with low volatility, it lowers our bad debt exposure and risk. It lessens the incentive for consumers to switch and shop, and it also lowers some of our commodity risk and full-service requirements obligations. So, that's a positive for our business.

On the head wind side, like the other commercial businesses, low volatility, lower spreads do not allow you to make the returns you had in the past. In terms of LDC factors, there's not a tremendous amount of growth.

With most LDCs, we are currently operating behind. And so on that front, you really can't grow as they're growing, so to speak. You really have to gain customers incrementally in market share to gain your customers.

Retail markets, we've talked about it. In '08, '09, there was a fundamental shift in retail markets of all categories. If you look at the electronics, a lot of electronics companies went out of business in 2008 for that very reason, that what the customers were doing is going out there and had a new level of focus on seeking value for every dollar they spend.

And so, that created a lot of incremental purchasing in terms of investment in purchasing and making wise choices. So again, it impacted our business like any other retail business.

Economic environment, again that impacts our business, primarily on the receivables risk side. And so, what we have to do is make sure that we have the right credit processes as well as we've created a new price plan. And it's a prepay plan for where if a customer we view there's enough risk on receivables to actually pay in advance for their gas service.

On the FERC side in CFTC, we monitor things there to make sure we're always in compliance, it's a strong focus at SouthStar, as well as understanding Dodd-Frank and its implication for SouthStar. Certainly, what we have interest in is to have end-user exemption status.

In terms of 2011 priorities, a range of earnings between $95 million and $105 million, I've talked about stable market share in Georgia and stable -- product mix for stable margin contributions. How are we going to that?

We're launching a new marketing campaign. We're investing in marketing like we've done, I would say, 2008, the increase in investment, we're maintaining that. We're also creating new pricing plans and new products to capture all the opportunities we can.

Also we want to retain, I'll say, the right balance of C&I customers. Again, that gives us the ability to leverage our asset length from asset assignment of retail customers as well as balance our portfolio in some markets.

We want to continue our multi-state growth strategy. I'll talk about the states we're entering and why we want to continue to focus on that and grow. We've talked about our commercial business. That's important for us to, if you want to say, manage the risk as well as capture opportunities in the commercial space, that will be an ongoing focus, as well as assess new products and service opportunities.

And again, I've -- spoke about that earlier. Last year we invented a prepay plan, and we're continuing to look at new types of products we can offer in the marketplace that consumers will have interest in.

That summarizes my update of SouthStar. So, at this time, I'll turn it over to any questions anyone may have. Yes?

QUESTION AND ANSWER

Unidentified Audience Member

 Yes. I have a few different questions along a few different lines. The first one is when you sort of look at the customer counts for the few years. While the Georgia counts have been fairly stable, the Ohio counts have actually come down. Why is that? And can you talk about the differences between the way the markets are structured to why that would be?

Mike Braswell - AGL Resources - CEO -- SouthStar Energy Services LLC

 Sure. That's due to in Ohio the customer options I was referring to earlier. You can have significant shifts, we'll say, over a month. An example of that is we were awarded a tranche in the Columbia of Ohio auction, and we went from March 31 having zero customer equivalents behind Columbia to having 50,000 customer equivalents the next month.

So, again, that's really the auction business and it's a function of you bid for an auction. You get a customer portfolio that's with you for a year, and then you bid on it the next year. And there's three different utilities that go through that process.

So, what you're seeing there is the ebb and flow of winning an auction, one expiring, and then another one coming on line. It's -- in terms of the choice base there, it's been a fairly steady growth from starting out with none to about 35,000 currently.

Unidentified Audience Member

 Okay. And then, in prior years you used to put up charts showing the bad debt expense of the business and how you've managed it. What was the bad debt expense in 2010?

Mike Braswell - AGL Resources - CEO -- SouthStar Energy Services LLC

 I'm trying to remember the exact amount. It's roughly $10 million, yes. And the reason in terms of the -- we used to focus on it and now we don't. In the past 3 or 4 years, the variance around bad debt has been really plus or minus $1 million. So, it has not been a significant variance in our business for quite some time.

Like I said, early on in the business when we were converting from, if you want to say, the early model of Georgia to the modified model in 2002, you know, there was a significant amount of movement in terms of what's our credit criteria, which customers do we offer service to, which ones do we not. There was a much bigger variability on our business. Right now it's been pretty steady, like I say, for the last 5 years.

Unidentified Audience Member

 Okay. And then the last question is, when you look at your existing business in terms of the bad debt expense and the margin per customer and whatever metrics you use, can you compare -- when you look at that, your business, versus Nicor's existing retail business, can you sort of compare and contrast along those -- the metrics in terms of like is their bad debt expense higher than it -- than you'd expect it to be, lower than yours, margin per customer, that sort of deal?

Mike Braswell - AGL Resources - CEO -- SouthStar Energy Services LLC

 I guess on this one in terms of margins for Nicor's business, I really haven't looked in detail yet at, if you want to say, some of the details of their business. My understanding right now is we really can't look at a lot of -- about the detailed margins associated with that.

But, in terms of bad debt, the Illinois business, part of that's a purchase of receivables program -- type programs, it'll have a different look than the Georgia model. But, if you're getting into margins of specific products and things of that nature, I really haven't gotten into the details of that.

Unidentified Company Representative

 And one point to make is that it really will be a very different comparison, since a lot of the margins in a lot of the products they offer are very different than what SouthStar offers.

As an example, products to protect customers' bills related to commodity price is a different product than what Mike's offering with -- even though you have some fixed-price plans, the way they offer that's different on the regulatory model.

Products related to warranty services and some of those things are a different model, so it will be -- it will be a different type comparison, and we'll ultimately work through that.

But, their customer base, it really is comparable to what we do at SouthStar, is a much smaller customer base, and we'll ultimately get a better sense for how their bad debt and those type issues track on that smaller part of the part of the customer base. Any other questions? Okay.

Unidentified Audience Member

 Is this renewable gas thing just a marketing tool? Or, -- I think my understanding is some parts of the country, maybe all the way out west in California, you can actually get monetary credits for that. So, is that ultimately a potential value driver or just a marketing tool?

Mike Braswell - AGL Resources - CEO -- SouthStar Energy Services LLC

 For us on this initiative, it was primarily a marketing tool. And in terms of looking at that from a profit standpoint, Pete can certainly talk to that. I know he has an opportunity with that type of business. So, I don't know -- Pete, do you want to?

Pete Tumminello - AGL Resources - President - Sequent Energy Management

 Yes, I'd love to talk about it. We are -- Sequent is going to be marketing the output from the landfills that our AGL unit is developing. We've got several landfill sites that are being developed, and Sequent is actively marketing that natural gas into the California market, which is the most valuable market that does value renewable energy certificates and credits.

So, we have somebody full time marketing the projects that AGL is working on to market to the California utilities' municipalities, and hopefully we'll have more news to update you on on that next time. I think we'll have a lot more progress on that next time we meet.

Unidentified Audience Member

 Great, thank you.

Unidentified Audience Member

 Thanks. Can you talk a little bit about how much mix or how much more you might want to get into the C&I business? Potentially, it sounds like you're targeting that a little bit more.

And then, even thinking bigger-picture, as you move into New York and the mid-Atlantic, would you consider doing any electricity marketing in addition to just natural gas?

Mike Braswell - AGL Resources - CEO -- SouthStar Energy Services LLC

 Okay. For the first question, the C&I business, primarily what we use the C&I business for is to leverage the assets that we get from our retail customers. And so, right now it's really a -- I would say a south-eastern focus.

If you get beyond the southeast, that's really a market that Pete and his team are focused on with Compass. So I would say, again, for our business it's much more targeted and it's really targeted around laying off lengths specific to assigned assets of retail customers. In terms of a much broader C&I play, that's really Pete Tumminello.

Unidentified Audience Member

 And any thoughts about getting into electricity at all?

Mike Braswell - AGL Resources - CEO -- SouthStar Energy Services LLC

 Electricity, I would say that's probably a question for John Somerhalder. He's shaking his head, no, so I will say, no.

John Somerhalder - AGL Resources - Chairman, President, CEO

 That's right.

Unidentified Audience Member

 Then just one other question in terms of entering the new markets, how do you think about the decision to enter sort of organically versus buying something, buying an existing -- something that might be for sale?

Mike Braswell - AGL Resources - CEO -- SouthStar Energy Services LLC

 Really what we do, we can look at the markets in terms of what markets have the appropriate attributes. And then, we look to go in organically and inorganically.

So, we are consistently looking at what retail marketers are looking to sell the Company or their books, and what we're going to make sure of is those customer portfolios are in those markets we've identified. But, yes, we're very interested in acquiring any retail customer portfolios we can.

Unidentified Audience Member

 And are prices, down, sort of -- I'm sure you've been looking at it for a long time. Kind of what are people asking for right now?

Mike Braswell - AGL Resources - CEO -- SouthStar Energy Services LLC

 I would say that we've seen some compression, but I would say I haven't really seen any significant changes. We have one more question, I think.

Unidentified Audience Member

 In terms of the variability of the EBIT, or the EBT, the 95 to 105 and, generally speaking, when you're think about the variability, is it about -- is the bigger assumption the ability to acquire customers? Is it the -- is it pricing? Is it -- is the question the margins that you're going to be able to get off the customers, is it the bad debt expense? I mean, what drives the level of visibility that you have in this business?

Mike Braswell - AGL Resources - CEO -- SouthStar Energy Services LLC

 What's the primary driver for the range of 95 to 105?

Unidentified Audience Member

 Yes, for this year and then generally speaking, say, for the following year.

Mike Braswell - AGL Resources - CEO -- SouthStar Energy Services LLC

 Well so, generally speaking, it's I would say opportunities associated with optimizing assets as well as the weather. And we do hedge our weather. But typically how we hedge, we allow for upside opportunity. And so, to the extent colder than weather -- colder than normal weather materializes there is upside there.

Unidentified Audience Member

 And then in terms of the contract that you sign, do they typically tend to be a year term, or do they tend to be longer? So I mean, how much visibility do you have beyond 1 year out?

Mike Braswell - AGL Resources - CEO -- SouthStar Energy Services LLC

 In terms of our mass retail customers, the majority of those customers are month to month, and that's been the case for 13 years we've been in the Georgia market.

Most of those are variable customers and, again, those are month to month. In terms of fixed-price contracts, most of those are one year. We do have a six-month and an 18-month, but the vast majority are on one-year contracts.

Okay? Thank you very much, and I think it's time for a break.

Sarah Stashak - AGL Resources - Director - IR

 Thanks. We'll just take a 15-minute break and start back at 10.15.

(BREAK)
 PRESENTATION

Sarah Stashak - AGL Resources - Director - IR

 I know I was really loud. Sorry. So, Pete Tumminello, who is the President of Sequent Energy Management, is up next. And we've been asked to demystify the business. So here's our demystifier.

Pete Tumminello - AGL Resources - President - Sequent Energy Management

 I've been called a lot of things. I don't know if I like that one. It is great to be here. And I do want to demystify any questions anybody has around our wholesale business.

It's an exciting business. We've entered our tenth year at Sequent. We're number ten in ten. Sequent is the tenth largest US provider of wholesale natural gas in the country in our tenth year. It's something we're very proud of. And I think it's always important to start out our discussion by defining really who we are.

So this is the same slide you've seen, just a little different in that we are a wholesale company, very much tied to our utilities. Sequent manages, from all of the physical, contractual assets, so storage and transportation, for all six of our LDCs and then we've expanded that business to manage assets for other utilities, industrials and power generators throughout the country.

We are a business focused on optimization of the natural gas grid. Every hour of every day, our commercial teams focus on optimizing natural gas flows throughout the country. We run 90 pipelines, we're in every region of the US, we're also in Canada. And we're basically trying to make sure we buy gas at the cheapest locations along the grid and selling gas along the most valuable locations along the pipeline grid.

One of the most important things about our business is that we've expanded out of serving our six affiliated LDCs to being a broad provider of wholesales services to the entire marketplace.

Roughly about 15% of our earnings come from serving our affiliated LDCs and the rest comes from generating value out in the market.

But one number I do want to share with you is over the last ten years, Sequent has returned over $150 million to our utilities for them to then reduce bills for their customers. That is in line with the agreements we had that are approved by the state regulators.

And it is a wonderful win-win-win, where the customers are able to receive a reduced bill for natural gas, our shareholders are able to benefit through Sequent retaining its share of the profitability and the regulators are happy with the transactions in that they're seeing everyone benefiting from that. So that's a very important part of what we're doing.

The new piece that you're seeing, that in the last couple of years, is that we've really expanded our fee and services, which are services to producers, to power generators and to the commercial industrial segment. As Mike mentioned, his team's been focused on the southeast. We've expanded commercial industrial operations through the northeast and we've opened an office in California recently.

Our team at Sequent's about 150 people. We have about another 25 at our commercial industrial company we market under the name Compass Energy there.

And it's important to note too, what aren't we? What are we not? And we are not a financial market maker. We are not out there in the market offering ten-year basis swaps to our customers. We are not out there offering financial products and services. We are a physical optimizer of the natural gas grid.

So that's a very important distinction. And we have very limited VAR, value at risk, to obtain our value for the Company. And I'll show you guys some metrics on our VAR as well, of our utilization.

So moving on, this is a summary of our core products and services. You'll see that asset management is how we started managing assets for our affiliated utilities, expanding that to over 30 utilities or power gens throughout the country, throughout all regions of the US.

We have expanded out into the west and the Midwest, about 25% of our asset portfolio is now in the west and the Midwest with 75% in the east. Contrast that to 3 or 4 years ago, we were primarily an east coast marketer of natural gas and asset optimizer.

When I talk about fees and services, I'll talk about providing fuel supply to power generators as well as offering services to producers, small and mid-sized producers.

I do want to mention power generation. Because it is the most exciting part of, I believe, the growth of Sequent. And we have over 25 individuals scheduling natural gas from 90 pipelines throughout the country, four cycles a day, four different times during the day. And we do this 24 hours a day.

So a power generator that's ramping up or ramping down its needs of natural gas, come to Sequent because they know we're standing by, ready to serve them. We have the assets to make that delivery.

And producers, who are now growing in all the shale plays, we've been providing services to optimize their gas loads, to purchase gas either from the wellhead or to manage transportation that they procure and then we'll take on that transportation and optimize it.

So we basically reverse engineered asset management for utilities, back to producers, and have been adding value there.

This will give you a good feel for where the margin split comes from at Sequent. And I'll draw your attention to the bottom three pieces of pie and the cherry pie, that area is the one that jumps out, that's where we're optimizing our storage and transportation.

Really, look at those three at the bottom, light blue, red and the green collectively, that's about 65% to 70% of our margin and that's coming from optimizing the physical grid. And that does depend on volatility. When price differentials are wider, both -- either in storage or on pipelines, that part of our business will certainly do better.

The top three pieces of pie are the more service-generated margins, coming from servicing producers, power generators, and other fees we charge companies like retail aggregators. Companies that are retailers in various regions, who don't have a wholesale function, we'll provide the wholesale function for them and charge them fees. So that is the non-volatility dependent part of our business.

So it's about a 65-35 split in aggregate there. And you can see, over the years, because we have a nice variety of regions as well as products and services, our margins may change year-to-year, where it comes from. Now, I'll draw some distinctions.

In '05 and '06, when the hurricanes were coming through the Gulf and there was a lot of disruptions, the value of our transport and storage was at its peak. We were generating significant value, and I'll show you some slides on that.

Then, '07, the market returned to more normal volatility and our earnings were a little bit more normalized then. And '08, this is when oil prices were $150 and natural gas went up to $13. So our spreads widened to historic opportunities. So storage was driving our earnings that year. And in 2010 is when we really saw the benefit of the 35% fee-based business really kick in and provide value to Sequent.

Here's a good picture of where Sequent operates primarily. These aren't all the pipelines we operate on, but these are the primary pipeline where we operate. Again, it's about a three-quarters to one-quarter split. If you just drew a line up the Mississippi River, it's about three-quarters of our assets and our deliveries are happening in that part of the US. The remaining quarter is happening in the Midwest, in the southwest, in the Rockies and western regions.

We have a total of 130 Bcf of storage that we either manage or take a lease for our own account, to trade and optimize, and over 5 billion cubic feet per day of deliveries of natural gas into the market. And last year, we were the number four procurer of pipeline transportation capacity, measured by an independent source. So we are obtaining a lot of transportation to serve customers and to continue to optimize the grid in the US.

And our strategy is to start with assets. If you think about what's first, the chicken or the egg? The customer or the asset? Our strategy is to start with the asset, being a pipeline transportation contract, a storage contract, managing somebody's LNG tank behind the city gates. Any contractual asset that can be managed. That's where Sequent starts our business.

And then once we have that asset in hand, then we're able to serve the needs of a power generator, or of an industrial customer. We will never be short assets. We're going to always make sure we have the assets needed to serve our customers reliably.

So we start with the asset first and we begin -- and we go out and negotiate contracts with power gens and other end-use customers to serve their needs. Then we'll grow the business by needing to go pick up more assets and then we'll serve more customers. And then that business continues to grow, based on asset-first type of strategy.

And this is an interesting chart because it does show the growth in that 35% segment of fees and services over the last several years. And you can look at our producer services business, it's grown about 70% in the last two to three years.

The shale plays have been the primary cause of that, in the Haynesville Shale, in the Marcellus Shale, where producers need someone to purchase the gas from them, transport it to market, they're not interested in that type of business. They want to use their capital to drill. They don't want to use their credit and capital to trade and optimize.

That's where we come in, secure that gas, and we have a very nice transportation portfolio that can be utilized to bring that gas to market. So you'll see that that shale gas has really been a key driver of our producer services business growth. And then, next, you go to the power generation growth. About the same, 70% growth in the volumetric sales we made to power generators.

The power business is really changing in that coal prices relative to gas are certainly getting more and more expensive, natural gas prices, more competitive, more in the margins. Our customers are burning more natural gas in their power generation units. They're announcing new gas-fired generation to displace coal. And we're spending an awful lot of time and set up a whole product matrix, and within our company, to manage the needs of power generators and to continue to focus there.

And if you squint really hard, you can see that commercial industrial business, the volumes aren't large, but this is probably going to be growing at one of the faster rates. We've grown about 100% over the last couple of years. We made an acquisition in '07 of a company in Virginia that sells services to commercial and industrial customers.

And our focus is, right now, Virginia, Pennsylvania and Ohio. It's where we have a very strong asset base at Sequent and we have a competitive position to serve commercial and industrial customers. Consistent with what Mike told you, in the southeast, where he has asset length, he's going to use that to serve commercial industrial customers in the southeast. Well, Sequent has asset length. We want to take it to the higher margin commercial and industrial business.

So, we have about 25 people in that business. We have just opened an office out in California. We're expanding our commercial, industrial efforts out into the west.

Now, we're excited about Nicor. Their wholesale business does have a commercial-industrial business in the Midwest. They have a very nice wholesale business, which I can talk about a little later as well.

I really like this depiction because it does capture an awful lot in one slide. And I know the one that you'll want to go to, quickly, is the EBIT graph, the blue one on the top left. We've grown our earnings, on average, about 20% per year since we started. We're targeting about 6% to 8% per year, going forward, at Sequent. It is a difficult time with volatility. That is, in fact, a reality. You're seeing that not only in our business, but probably in all the other companies you follow. Volatility is at historic lows.

However, we've been able to readjust our business over the last several years by growing the fee and services business and we've also -- we have so much diversity in our asset base that one region, when it's cold, it can deliver an awful lot of value, while volatility may be lower in another. And I'll show you regional volatility in a bit, so you can get a feel of where that's coming from.

But if you look to the right, the top right, is where sales volumes are. You will see, from '09 to '10, we grew our sales volumes 50% to grow our earnings 4%, our EBIT. And that really indicates that volatility was very, very low. And we really needed to turn up the commercial engine to be able to do that.

Now, interestingly enough, we may have grown the sales volume by that amount, but because prices are so low, our balance sheet, our receivables, are no different in 2010 than where they were in 2009. We're operating in a higher price environment. So we clearly have the balance sheet and all the things we need financially from our parent company to be able to do those things. So I believe we've responded pretty well in a very, very tough environment.

I'll talk a little bit about credit. And again, the connectivity of Sequent to the parent company is extremely close. We have members of our senior management team on the risk management committee that review all Sequent's credit monthly, provide oversight of our credit. We have a weighted average portfolio of our customers with an A rating on credit. That's very, very strong.

We have a system, an end-to-end system, that has been operating for the last seven or eight years that provides all of our commercial team real-time access to credit. So they can go and look, if they want to do transaction with any counterparty, they can see immediately what the impact of that transaction would be, whether we would exceed credit limits, whether we would need to increase them.

And it's a very real-time business, very scalable platform that we have at Sequent. And a good indication of that is how we manage credit.

Let me go a little bit to the market environment. And this is where volatility has been impacting, as John had mentioned, our storage business. It certainly impacts Sequent and the storage assets we hold.

Over the last several years, the storage spreads from summer to winter, the intrinsic value of storage as you hear spoken about, has gone down from the $1.40, $1.50 level to $1. And this was done back in November of 2010. That spread now, from the summer of 2011 to the winter of '11 and '12 is down to about $0.16 or $0.17. You're seeing intrinsic value challenges to the market for storage.

I'll talk a little bit about some of the impacts on pipeline transportation capacity and what I'm showing you here is price differentials historically on the left, from basically Texas to Louisiana. From the Houston ship channel to the Henry Hub.

And in green, you can see that there has been fairly robust price differential between those locations and now look, in orange, at 2010, how tight the price differentials.

So Sequent does hold pipeline transportation that traverses Texas to Louisiana as part of our portfolio. And you can see, certainly, the challenges there. But looking 2010, '11, they're around the same as you've seen. There's been no improvement, certainly no more degradation since that period of time.

Now, the flip side of that, where has there been significant price volatility? And it's been east. It's been here. In the northeast in particular.

And you can look at 2007 in green and then 2010 in orange. Well, until we hit December, price volatility in the east was very, very low. Price differentials between the Gulf Coast and the northeast were very, very low.

Now all of the sudden, December came in and it was very cold, we have a very strong portfolio in the east. We were able to capitalize on that.

Maybe I can kind of show you that in a little bit different picture here. In December, the colors show you the temperature gradation from region-to-region and the light colors on the right got to as cold as ten degrees colder than normal on average for the month of December. And you can see how that impacts all the way to the left, where things actually get a little warmer than normal during the month.

But look at the price impacts. Look what happened in December. Henry Hub was still a $4 type of price. So this is even on average, not peak day. On average, for the month of December, prices up in the northeast were $8 to $9. Well, Sequent has a very robust portfolio of assets into the east, we're able to capitalize on that market condition.

So I'll go back, I won't spend much time, but I'll just throw out some distinctions from some of the other areas that do have equal challenges, it's that Texas-to-Louisiana spread, the Rockies to Chicago has severely been dampened, mainly due to the impact of the Rex Pipeline, the Kinder Morgan Pipeline, that has really dampened the volatility and you're seeing '11 starting out at about the same level.

And similar impacts from western Canada over to the Midcontinent and [Dawn], Canada and Ontario area. And then from the western Canadian area, they go to the California [city gate], also they've been impacted negatively on price differential.

So this is a story that's been difficult for the transportation side of the industry.

And I'll just draw some distinctions a little bit more on storage. This -- I'll just go to the right one, and that indicates the price differentials every day in the cash market to the constant month. And what we're doing here is to try to show the spread between gas deliveries for today's flow to deliveries for a month from now.

And you can see that in 2010, in orange, those price differentials, those price spreads, have definitely come in and that's more like the extrinsic value and the extra uplift value to get day-to-day optimizing storage. And that has also been impacted. And John's mentioned, to some extent, where that's coming from.

Very robust supply for 4 to 5 Bcf more supply now than we were a year or two ago. That increased supply has dampened volatility. That's been a big part of that. There's been more storage added to the market to help balance the market a bit. And so while the market's going to have to grow through that over time.

But we still are very much a believer in assets, in transportation capacity, in storage. It's just, right now, the industry sees some challenges there.

So to recap 2010, we did see a 4% increase in our earnings at Sequent in, what I would say, one of the most difficult market environments that I've ever seen. I've been with Sequent eight years out of the ten. I've been in the industry 20 years. I was a petroleum engineer before that. So collectively, 30 years. But it has been one of the most difficult, low-volatility environments for assets.

And so we were able to grow through that. In our first quarter, you heard earnings announcements. We were at $33 million EBIT compared to $43 million at the same time last year, but with that we had $8 million of what we call commercial activity improvement quarter-on-quarter.

What we had in 2010 in the first quarter, we had $20 million of hedge gains that we did not have in the first quarter of '11. So you can look at first quarter of '11. That was pretty much all cash activity. That was -- there was no real impact of mark-to-market in the first quarter of '11. Whereas, in 2010, we had $20 million of beneficial impact of mark-to-market so we're very proud of our one -- first quarter '11, when you look at it through that appropriate lens.

Okay. Let's do this. Let's talk a little bit about 2011. We do think volatility will likely remain low in many regions, but we've got, again, a very diverse portfolio where if it does spike, like you saw in the east, we'll be in a position to take advantage of it.

We believe that the rig count is moving away from gas. It is moving to the more liquid plays, as you've seen and heard, I'm sure, from others. We believe that is going to put some downward pressure, potentially, on natural gas supply.

So it's hard to say we're at the lowest point of gas volatility. You never want to say that. But I believe we're certainly on a very low part of that curve.

Sequent has been a consolidator. We are actively -- have actually executed on acquiring distressed assets in the market.

About a year and a half ago, there was a wholesale marketer in the Midwest who decided to exit the space. We acquired their assets, about 300 million a day of transport and about 10 Bcf of storage. That's positioned us very well in the Midwest, to be able to then add on what Nicor has when we close that transaction.

So, we'd like to continue to find opportunities such as that.

And this gives you a good visual of, when you think about Sequent and you say, what is the biggest kind of issue? Or what is the biggest risk you would say when you're thinking about the business?

And it's not commodity risk, because we have very, very strong risk management. We're not going long or short in the market. We're optimizing the grid.

The issue's around our fixed commitments. How much are we paying to hold onto assets? Okay? In this environment that we're in.

And in 2010, we spent about $100 million to acquire transportation and storage assets or to acquire asset management transactions. In 2011, we're forecasting to be about that same level, so we do have a little bit of overhang from acquiring those transactions in a prior environment, but now we're adding newer transactions at much lower costs in this lower price environment. And you can see the very quick drop-off of what we have committed into the market.

So as some of our transactions roll off, we are reentering transactions and growing at lower costs and lower prices, reflective of the new market environment we're in.

A little bit about our returns. Our return on invested capital, you can see historically, we've done 15% type of return on invested capital. You can see, historically, we've done 15% type of return on invested capital. 2000 -- the last 12 months, including the first quarter were more like 11%. We didn't have that $20 million impact of hedge gains. That's really the only real material driver of that difference.

And this is really one of the things that we're very proud of. It's how we manage risk and manage VAR and how we're growing, without really adding any additional or significant additional risk.

Our average value of risk has been $1 million, $1.5 million over the last several years. So, looking 2010, our VAR actually went down while we grew our business 50%. And it's really due to much lower volatility. We have lower volatility and that does impact your VAR calculation. So we actually have lower VAR and our VAR per unit of volume we move has certainly come down. But this is something I'll even encourage you to look at when you compare Sequent to peers in the industry.

Look at the earnings that we are contributing per unit of VAR that we're utilizing. And our earnings per unit of VAR are actually going up. So we are derisking a little bit in this environment and that we're getting greater earnings per unit of VAR in this environment. Meaning we are bringing on more fees and services. But that's indicative of more fees and service indications of our business.

And our cost structure, clearly we grew from '07 to '08, as we entered the commercial industrial business and brought on a team of people to get us going there, but then we stabilized those costs and have actually brought them down, and that's on an absolute basis. And if you look at it on a metric of our SG&A costs per unit of gas that we move, it's actually come down in half over the last couple of years.

And I'll leave you with a concept there that we have really built our platform to be able to scale up the business. We don't believe we have to add costs in our IT infrastructure or in accounting infrastructure or in our risk management infrastructure. We've built a very industry-leading system platform that we believe we can continue to scale the business. And here's the proof that we did that in 2010.

And just showing you how Sequent contributes to the total of AGL Resource earnings. We've still been around 10% of the corporate earnings. Don't expect any change there. Still expect to be in that range.

And as we go forward, what are we looking to do?

We hope to accomplish $53 million of EBIT in 2011 and we've got a good start in Q1. We are looking to grow the Company's earnings, 6% to 8% a year. And that's the plan that we have in place at Sequent. And with that, we'll be growing our transportation portfolio at a little bit higher rate than that. That's going to be one of our key drivers, as well as growth in fuel supply to power gen, as well as growth in commercial industrial businesses.

We are extending our asset management transactions with our affiliate utilities as well as all of our customers. We have very good customer retention.

And one of the things that we're really going to try to do is have our platform ready to absorb the new business and do the things that we need to do with Nicor's wholesale business to have long-term growth at Sequent.

And I believe that's the last slide. Okay. Great. So I'll open it up for questions. Yes?

 QUESTION AND ANSWER

Unidentified Audience Member

 Thank you. I was curious how the producer of services conversations have changed over the last, I guess, six months to a year with the switch towards more, I guess, liquids-rich gas production coming out of a -- asking you to do anything on the ethane side or after it's processed? Or is there just the many changes that have gone from dry gas drilling in the Haynesville to more liquids gas drilling in the Eagle Ford?

Unidentified Company Representative

 Well, clearly the producers are saying they can go down to the Eagle Ford and get zero price for natural gas and still be profitable because the liquids are so robust.

You're seeing a move of rig, certainly, from the Haynesville to the Eagle Ford.

However, there's still enough activity in the Haynesville to keep that going. If they stop drilling they -- their production drops significantly.

So we are seeing our activity focus a little bit more to where the rigs go. Our producer services business does redirect where the action is, so we're spending a little bit more time on the Eagle Ford. But it's certainly liquids driven, as you mentioned.

Unidentified Company Representative

 (inaudible - microphone inaccessible) the services we're providing are on the gas side. We haven't really talked about moving ethane or marketing ethane or portable liquids, or really too much on the gathering and processing side. Although some of the producers have talked about whether we'd be interested in that.

Unidentified Company Representative

 Oh, yes. I'm sorry. I missed your point. Right. If we're doing just moving of natural gas, some producers are asking us to maybe take it a step further by even negotiating their agreements with gathering systems or to help them negotiate their liquids agreement with processing plants. We haven't done that to date, but we are exploring that, as a potential expansion.

Unidentified Audience Member

 Got you. And I guess this is more of a hypothetical question or I don't know if there's an answer for this. But just given the tremendous growth in sales volumes that you've had over the past few years, if you were -- versus, I guess -- and then just look at where the margins for -- over the transportation margins, and I guess, the storage margins and value over the past few years have come down.

If you were to see a rise in those, given the increase in sales volumes and storage that you've had, is there like a -- some sort of multiple that you can say if there's increases by $0.10 in the storage value, how much EBIT can that increase? It just seems like there's more of an upside opportunity now, given the increase in sales delivery?

Unidentified Company Representative

 I think the easiest way to look at that would be if you go back and look a couple of years ago, when there was higher volatility, and look at our unit margins. Our unit margins were certainly higher then and you could apply the higher unit margins to the increased level of volume that we're doing. I mean, that would be some upside. Certainly some significant upside to the extent that came back.

We're not counting on that. We're planning our business as if we might be in this little bit more difficult environment, a lot more difficult environment, for a period of time. But if that comes back, we have all the tools in place to be able to optimize and capitalize on that.

So it would be a material movement upward, though, in our earnings. Yes?

Unidentified Audience Member

 There are new EPA rules that are going to affect the power plant industry -- or power generators, especially the coal-fired power plants and most heavily in the Midwest. And could you elaborate on how you're positioned to take advantage of that as more natural gas is used in power plants, particularly in the Midwest? Because that's the region where it's being forecast that the most amount of coal-fired generating capacity will be retired.

Unidentified Company Representative

 Right. That's a great question.

We have built a nice asset base into the Midwest. I mentioned the wholesale book acquisition we made about a year and a half ago, which really provided the nice transport and storage into the Midwest for us.

Nicor Interchange, their wholesale business is right in the middle of that market. And when we bring the companies together, that will provide additional storage and transportation and expertise that they had in some of the Midwest pipelines, that we did not have at Sequent. So there will be an opportunity there.

But it's going to be asset-based and it's going to be execution-based. And by that, I mean, we have 25 schedulers at our company scheduling four cycles a day of natural gas that the power generators need. We believe we built that as a competitive advantage at Sequent. We will continue to make sure that that hourly capability and that scheduling and optimization capability we have will maintain a robust and industry leadership position there. And Chris?

Unidentified Audience Member

 So two questions. First, just off Josh's point about the symmetric upside. It sounds like the guidance you're issuing is recognizing a portion of the business subject to weather and all kinds of anomalies and hard to predict. But it sounds like you're really assuming a constant situation in terms of current volatility. No real upside change.

And yet you're rolling, over the next couple of years, in the lower cost structure, with your commitments on contracts. You seem to feel you have this increasingly fee-based upside and then, of course, we have the unknown synergies with Nicor.

So in the scheme of this over a two, three-year period, is it fair to think that there's asymmetric upside to that 6% to 8% growth you were talking about?

Unidentified Company Representative

 I like the way you described it. The only thing I would suggest a little bit differently is we saw some asymmetric price volatility in the [lap], in December and January and February, in the east; three in the robust volatility in those three months.

So if you could say, Pete, you will have those three months every year, going forward, I would tend to say, yes, that makes a lot of sense. But there's no guarantee that that asymmetric volatility, the upside that we saw in the east, will continue. If that modified back down to more normal and then you had these other upsides, I think that's how we're kind of designing the business that east was a little bit anomalous, in terms of what it did in December, January and February.

So if you do see -- just adjust for that, I think it makes a lot of sense. But if we had that volatility in the east continue for a long time, when everything else stayed fairly low, I believe there would be some asymmetric potential upside to the business.

Unidentified Audience Member

 Fair enough. And there's a lot of great breakdowns in the slides. And I know you're probably thinking about the business more by the risk or the type of contract. But could you break down, say, for 2010, on an EBIT basis, in terms of your customer, utility producer, power gen and your proprietary book. Where are the contributions coming from? And some discussion on each of growth rates? Recognize that in the proprietary book, it's probably very volatile.

Unidentified Company Representative

 Yes. The proprietary transportation and storage that we have, so when we say proprietary, it's certainly not trading the commodity. It's optimizing the proprietary assets. And that business certainly is the most susceptible to volatility.

If you look at the mix here, and I think this is a reasonable depiction of 2010, for our fee and services, fee-based business, where we're charging fees to retail aggregators and others to provide them a service, that's probably 10% of our EBIT.

Producer services, where we're going in and providing -- procuring gas at a discounted price and managing assets for producers, that's probably 10% to 15%. Power generation, commodity margins through the four-cycle a day nomination scheduling and the margin associated with that fee-based services, is probably 15% to 20% in 2010.

And that makes up, roughly, that 35% of our gross margin make up in 2010 and the rest, that approximate 65%, comes from the proprietary storage and transport as well as the asset management we do for our affiliated utilities and non-affiliated utilities.

But those businesses that were in the east did tremendously well. The assets at V&G and Elizabethtown Gas and, to some extent, Atlantic Gas Light, performed very, very well in that, mainly, that last part of Q4. So I hope that gives you some breakdown there of what we -- what we're trying to do.

In terms of going forward, growth, I think you'll see, again, the EPS -- or sorry, the EBIT growth of 6% to 8% in total, differentially, the growth is going to be higher than that at the commercial industrial piece, at the power generation services, at the producer services side of the business. Those may be, I don't have the exact number in hand, but certainly a lot higher than 6% to 8%. Where the proprietary piece will probably be staying a little bit constant in this lower volatility market that we're in.

Unidentified Audience Member

 Great. Thank you.

Unidentified Company Representative

 You bet.

Unidentified Audience Member

 (inaudible question - microphone inaccessible)

Unidentified Company Representative

 If I could, let me talk a little high level. Because we get to review a lot of this here pretty soon with some of our senior teams.

We've had working groups together for the last 12 weeks or so, doing exactly what you are suggesting. So it is a bit premature to discuss that.

When you look at the platform we've built, clearly you'd believe that there's overlap in our risk and mid-office business and in the back office, the accounting and support side, as I mentioned. We're very scalable at Sequent to be able to do that.

At the same time, they have some very, very strong people there. So we're going to go through the process and evaluate that.

Commercially, they have got some very good assets throughout the middle corridor of the country that Sequent does not have. And we believe they will be complementary, that we believe will add some portfolio benefits to us.

So we're working through exactly what that means. Don't have really any numbers to share today, but we believe the story there will be positive. Certainly. Okay. One -- two rows back?

Unidentified Audience Member

 Hello? If the thought process is to start with the asset and then get the customers on the other side of it, how do you think about developing versus acquiring versus just signing a contract for capacity on assets?

Unidentified Company Representative

 Well, Sequent's model is certainly working on acquiring contracts, okay? We are not a capital deployment company. We're not building midstream assets. That's in [Vainer's] business in terms of midstream development of storage.

So, we're working with the developers of pipeline capacity and storage and clearly they're seeing some challenges to their market environment. So we're negotiating with them in terms based on the current market environment. So, it' really around the contractual assets that we can then optimize.

Unidentified Audience Member

 (inaudible question - microphone inaccessible)

Unidentified Company Representative

 No, not at this time. No. Okay. If there are -- oh, is there one more? Okay. Sure.

Unidentified Audience Member

 Thanks. On the generating services side, we've seen an increased need for electric utilities to buy gas in the day-ahead market, to have availability, essentially, to back-up the intermittent nature of wind generation. At times, that represents a risk to the electric utility. And maybe this doesn't really affect your service territory all that much at this point, but is there an opportunity built around taking that risk away from the electric utility? Because we've heard -- I've heard of stories where day-ahead gas is actually paid for and then given back to a marketing company to try to find a market for it when it's not needed.

Unidentified Company Representative

 Right. We've actually negotiated several transactions with electric utilities, where we've done that. We've entered into contracts and have index or market-based pricing for day-ahead type of delivery.

Where we really enjoy the upside is the intraday opportunities that come after the nomination requirements are in place in the day-ahead delivery. Because one thing we know about power generators, they have an idea of what they need for the next day, 24 hours in advance, but that changes drastically once you get past that nominating schedule.

So we are as active, if not more active, in all the cycles that come past that first day-ahead nomination schedule and we're very active in providing all the subsequent hourly intra-day balancing as well.

Okay. Well, I think that's all the questions. I thank you and I appreciate your time. And we will move over to Dana Grams, who will be talking to you about Pivotal Energy and our storage business.

 PRESENTATION

  Dana Grams - AGL Resources - President - Pivotal Energy Development

 Good morning. Good to be in New York. Our CEO introduced my business unit as one of the most challenged. And, indirectly. And of course, he's right. He's always right. I would like to think of it as having high potential.

And so what I'd like to do, since I see some new faces in the crowd, I'd like to give you an overview of the business that we work at, give you a little bit of detail around our accomplishments and what our facilities actually encompass and then move on to a little bit of a discussion of the market fundamentals, which are challenging, and then tell you what our go-forward plan is.

So with that, I'll take a start at it. Pivotal is really focused, primarily, on high deliverability salt zone type storage in the Gulf Coast of the United States. And we also own another facility, which involves propane and propane air.

We try to add value to the facilities through optimization and perhaps some other type of contracts that are related to the services. But maybe in different areas. Our customers include utilities, marketers, E&P companies as well as gas pipeline. We think we have very favorable storage locations and we have good pipeline interconnectivity.

We provide our customer with firm and interruptible services. We providing wheeling services, which are park and loans. And we -- our transportation services. And we provide park-and-loan services, which is basically storing or loaning gas out.

Our current facilities are at Jefferson Island, which is south of LaFayette, Louisiana, which is in the far southern part of Louisiana, in the central location. And Golden Triangle storage, which is south of Beaumont, Texas, in the far southeast corner of Texas. And, of course, the propane facility I mentioned, Pivotal Propane in Virginia, which is located near VNG, or Virginia Natural Gas, service territory.

Also, you'll see on the map that we have a site control on another potential project, called Triple Diamond Storage, that's located also in the Gulf Coast, fairly close to the other two projects we have. And one might observe, from the slide, that it seems like there's a lot of storage in one area. But these projects have been selectively located, based on their pipeline interconnectivity, and I would suggest to you that there's three projects there that are connected to 20 different pipes. And that adds optionality to the mix.

Overview of our accomplishments for the past year, in December of '09, we settled with the state on our dispute over our mineral lease, which is necessary to expand cavern capacity at Jefferson Island.

We have since refiled that permit as of June of last year, for -- yes, June of this year, or last year, excuse me, and are continuing to seek that permit.

We have completed our mechanical integrity test of both caverns, which is a five-year test where we fill the caverns full with natural gas, have a third-party measure the pressure and the temperature within the cavern itself, write a report and submit it to the state that demonstrates the integrity or the ability of the caverns to hold gas. And both of the caverns passed with flying colors.

We have initiated limited trading around the Jefferson Island facility. Limited trading means that we trade only at points that are immediately adjacent to Jefferson Island or directly connected. And we've done this because we have a regulatory approval as an intrastate facility to do so and we actually think that it enhances liquidity for our customers and there's value there that only the asset operator can grab ahold of.

We also launched a new point on ICE around Jefferson Island, where traders can point and click and execute commodity sales and purchases off of our header and that just went into effect recently.

At Golden Triangle, we leached cavern one to 6 Bcf of working capacity in June of last year. We immediately started leaching cavern two after that. Our interim commercial service, which is filling a pad and turning on our customer, started in September. We completely filled the cavern up by Christmas. And immediately after, proceeded to completely drain the cavern.

We got all the water out of it. As we stand now, we're at 50% full. The important thing we want to demonstrate is the cavern has integrity and we were able to cycle it one time to prove it.

I'm always fascinated with the picture you see on the side there. That's kind of a negative of what the cavern looks like, the cavern is a hole in the salt. But it's specifically designed to look somewhat like a cylinder or a carrot, or however you want. We will progressively, in the future, leach the bottom part of this cavern to make it more of a perfect cylinder and to add more capacity as we go through time. And of course the Empire State Building is a great comparison.

A little bit of detail around our facilities. I think it's important to kind of recap for you exactly why we chose to acquire Jefferson Island in 2004.

Jefferson Island was -- well, at first, our company owned about 50 -- or at least about 50 Bcf worth of storage around the utility and we were constantly making payments to third-parties. We thought that owning storage would be a natural hedge for our corporate portfolio.

We went looking for an opportunity and we passed on several until we found Jefferson Island. And it was a firm belief of many of us, including a lot of the Sequent people, that Jefferson Island was directly connected to the Henry Hub and provided superior trading opportunities.

And we've enjoyed the benefit of that through our rates and through new entities entering the market, wanting to get into the physical natural gas business and using Jefferson Island as an anchor to do so.

We have nine different interconnects at Jefferson Island. We actually have more throughput than the Henry hub. At one time, Jefferson Island was approached, before the Henry Hub was established, as the delivery location for the NYMEX contract.

In 2004, we bought Jefferson Island for about $90 million. Currently there's a little bit more than 7.2 Bcf of working gas in the two caverns and the caverns have been in existence since pre-1995.

Although we haven't been able to expand the caverns and add capacity, we haven't given up. We've added more deliverability to the system by improving the facility's compression. We added 8,000 horsepower of compression. We upgraded the maximum allowable upgrading pressure on the header and we've upgraded our meters and actually added new meters.

We have 15 miles of dual 16-inch pipe, with those nine different interconnects, which allows us to mix and match receipts and deliveries from the pipes we're connected to, in many different configurations.

We can inject 360 a day, 360 million cubic feet a day, and we'll draw 720. That gives us a full 12-turn service capability at Jefferson Island, which basically means in 20 days, we can fill it up and in 10 days we can drain it. And we can do that 12 times a year.

The contract status, as we sit now, with the portfolio, we're over 80% subscribed at Jefferson Island, with a weighted average of about 2.2 years. And the price on that is about -- I don't know, it's over $0.21.

Our plan for the remainder of the 1 Bcf left over is to continue to optimize that Bcf ourselves, until market conditions improve.

On the expansion, we call this expansion JICE, Jefferson Island Cavern Expansion. We filed with the Department of Natural Resources in the state of Louisiana, as I said, and also with the Army Corps of Engineers. We believe we have the necessary approvals from the Army Corps of Engineers to move forward. And we're optimistic that we get a permit from the state of Louisiana sometime early next year.

The process is slow. There is a lot of issues around the Gulf oil spill, the governments are overloaded with permits and, quite honestly, we have a group of people adjacent to our property that would rather not see our expansion.

Because of that, we're taking great care to make our permit application as detailed as possible and we continue to reach out to those folks to try to be as transparent as we can in our operations and our intentions.

The project will be permitted, but it may not be built immediately. That will depend on market conditions. But if it does go forward, we'll finish the leach plant that we have out there. And we'll mine two caverns, adding about 2 Bcf of working capacity for an estimated cost, at this point, of about $200 million.

The Golden Triangle had, similarly, a lot of thought before we sited that project and began construction. As I mentioned before, it's south of the Beaumont, Texas and the far southeast corner of Texas.

But initially, when we decided on the Golden Triangle site, it was in LNG Ally. Within about half an hour driving distance from this location, there's four major LNG import terminals. We were a believer that those would be built in the Sabine Pass area, where we're located, the largest of which is Exxon, and we're directly connected to Exxon's pipeline that comes out of their LNG plant.

We are, by the way, the only interconnect Exxon has that can make deliveries to Exxon's pipeline, because they run their operating pressure at 1,400 pounds. So everything else is an exit from their system or a delivery we can actually inject and transport on the pipe.

Golden Triangle's header straddles the basis differential between Texas and Louisiana that historically has had significant value. When we began construction on the project, there was $0.30 or $0.40 worth of value across our header. There have been times in history where there's been far greater than a dollar's worth of value in the basis differential, which represents roughly, the Houston ship channel versus the Henry Hub.

The markets that we're connected to, from a pipeline standpoint, were also targeted. At the time, we believed that some of the largest incremental growth markets were power generation that would use natural gas, were located in the southeast, in Florida. And, of course, we're connected to Florida gas pipeline.

But Texas was the number three market for that category of power generation. Texas is the largest market in the United States and we wanted to have some Texas intrastate exposure.

And, of course, having trade in the Texas intrastate market, the pipelines that connect to the Beaumont area are severely challenged, from a pressure standpoint, on a peak day. Because the Houston ship channel and the Houston population in general consumes so much gas that it's a great point to put gas back into the intrastate and we think that it's a value-added point.

The facility was permitted on December 31, 2007. We began construction about six months later in May. And as I said, we have about 6 Bcf of working capacity in cavern one, now in service.

We're expected to finish leaching on cavern two at a size of about 7.2 Bcf of working gas by the end of the year.

We have an option to continue to leach that cavern, to a larger size, or put it in service, depending on market conditions.

We have nine miles of dual-24 inch pipeline, with six interconnects and injection withdrawal capacity of 300 to 600 million a day.

The project, in its first phase, was actually sized for expansion. We have enough compression and pipeline capacity that we can easily handle a third and a fourth cavern.

As we stand now, we have an anchor tenant that was signed under precedent agreement that is up and running for 2 Bcf under a longer-term contract, five years. We continue to seek subscription and in the meantime, we're optimizing the capacity, using the expertise that we have in-house.

We are pursuing a very, very tough client, to try to negotiate a new contract and hopefully we can soften Sequent up a little bit and they can take some of this capacity.

The total price of the projects is around $325 million. There's about $40 million left to spend. That's primarily in pad gas, but it's also for connecting the wellhead, the new pipe out to the wellhead, doing the mechanical integrity tests and all the details necessary to put the second cavern in service. You all didn't like my joke on Sequent.

I have no crystal ball. Although if you talk to me over a drink, you may think I do. And so I'm going to make some statements here that are really based on my observations of the market and I think give you some feeling that natural gas is pretty well positioned to meet the demands of energy demands of the future for the United States.

I think we all agree the natural gas market has a huge potential to grow. And I know first-hand that there are significant barriers now to putting more storage in the ground. Subscription rates are low and prices have increased. So it's very difficult to start a greenfield project. I'll talk a little bit more about how much is out there in a minute.

There's a lot of uncertainty in the market. Just financial uncertainty, as anything else. And in my mind, uncertainty has a lot of consequences that come with it. Certainly natural gas as a commodity has a better price than oil or alternatives. And for that reason we think it'll grow. But it'll have its challenges.

The inflation comes, in my mind, from the new supply sources and shale, having a significant decline curve, needing more tubulars, steel and more pipeline and gathering facilities.

I can tell you, in our own development processes, that we've seen steel, just this year, increase significantly since the first of the year, in terms of pipe and downhill casing.

And it's no secret that the new locations for shale don't have the pipeline infrastructure from a gathering system perspective, that maybe the traditional wells have had historically. And so, if you have a well that starts at 5 million a day and at the end of the first year, produces 1 million a day, it poses some investment challenges for the people who gather that production.

And you have to keep drilling new wells to maintain that deliverability. That means you have to keep adding new pipelines for gathering.

We think those costs eventually come back into play in the natural gas price. And whether that comes into driving the price down lower than it is today or whether it -- you need the gas and the prices eventually have to rise.

The best prospects are being drilled now. That's what you would expect at any time. And I'm a recovering geologist myself and I can tell you that typically any play, when the best prospects are drilled, is not representative of the entire play. So there's, as Pete said, there's a focus on liquids and oil, right now, and gas is a byproduct. But eventually, you run out of the super-premium prospects and you have to start drilling your secondary prospects.

Renewable energy sources, wind and solar continue to grow. They pose challenges to the infrastructure. Gas is well positioned to fill the void, especially for power generation, when the wind doesn't blow and the sun doesn't shine. It's a standby fuel and it's a very positive part of our business, going forward.

And of course, if there's anything that comes out of Washington that deals with environmental concerns, or solutions, natural gas is the cleanest hydrocarbon and it is very favorably positioned.

We still take a long-term view. These are 20-year-plus assets. We know the market is cyclical. When we bought Jefferson Island, the market wasn't very good. We were ahead of our time then. We may be a little bit ahead of our time now. But I'm convinced that just common sense will tell you that there is significant upside for the gas market and storage needs to be a large part of that.

And if you don't like the business, people say, then why don't you sell? And certainly you can see that the metrics of recent properties that have sold are quite high.

There's other people, I think, that believe the same way that we do. We did a little bit of in-house analysis that I wanted to share with you and borrowed a little bit from Bentek.

I'm a big believer in the NYMEX chart. All that is known, as represented, on the price of NYMEX and historically there's patterns that tend to repeat themselves.

So a little statistical parameters apply to the continuation chart, in my mind, suggests that a fair price for natural gas in this new paradigm that we see is maybe around $6.

If we can get back to any type of supply-and-demand balance, then I think you have a reasonable chance at a $6 price, to have some volatility that could be beneficial, not only for marketing and trading, but for the storage business.

What has to happen to be able to balance supply and demand? On the chart, to the right, we have to see demand growing faster than supply. And we're starting to see evidence for the first time, just recently.

Now one part of that, that I'll call your attention to, is the industrial demand appears to be lagging. That's part of the economy. If the economy can come back and industrial demand can take a segment of the gas off the market, by burning 24/7, then I think that the competition for the remaining molecules could introduce some volatility back into the market. And this is one of my favorite and one of my least favorite slides, together.

The slide basically shows, on the top line, that we're creating more and more storage every year. And in fact, our -- we have 3.9 Bcf to 4,000 Bcf worth of storage that is in existence and the line on the bottom, the blue line, is the maximum amount of storage in any given year that is in place.

And as you can see, we used more and more of the storage that we have, even though we're building more, and we store more gas as a trend year-over-year. And eventually those two lines have to come together.

The bottom bar chart shows what we believe is a realistic estimate of what can come to market. We have maintained, for the last 3 to 4 years, that only half of what is announced can actually get built. And we've seen that maybe the number is a little bit more modest than half. It's something less.

And this is our best estimate of what projects are likely moving forward. About 200 Bcf of new capacity. That capacity primarily will be expansions of existing facilities, much like our own, where the infrastructure is paid for, in large, and more capacity is added. That does not add more deliverability to the system, necessarily, but does add more storage capacity.

When I showed this to the Board, several years ago, the point that I missed was deliverability drives prices.

And the fact that there is new salt domes that have been brought to market, from a storage perspective, has added a significant amount of deliverability.

The other fact is the shale revolution has changed a lot of things. And so now we have two things going on, where storage is full, there's higher deliverability from storage and we have this excess deliverability that John eluded to when he did his opening remarks.

That has suppressed the market, even though we've had significant increases in demand, colder winters and hotter summers, it appears that we have enough gas that we can supply demand fairly easily.

But did we go back into a more balanced state, whether either production falls off or the market continues to grow or a combination of both? Then I would suggest to you that volatility has a pretty decent chance of coming back into this market.

Perhaps the cycles are shorter. The producers' ability to respond to shortages may be better. But there is an infrastructure challenge to get this gas from the wellhead to the market that needed to be met, and it's fairly significant.

So going forward here, our priorities at Jefferson Island, we'll continue our permitting and do our best to receive all the necessary approvals to move forward with our project.

In the meantime, while the market is in not great shape, from a subscription standpoint, we will enhance our marketing efforts and be able to optimize to greater levels than we have before.

That's done in many ways. One of the ways is we launched the ICE point, where we gather -- we can get more participants to a point-and-click mechanism than just talking to people over the phone.

And Golden Triangle, our charge is to contract the remaining 4 Bcf. We're hoping that we can reach agreement with Sequent. We've had significant success in development and this is one of the points that I really need to make for you guys, is as a new business in AGL, it was very important that we establish ourselves with somebody who could deliver what we promised.

And there were significant questions of whether we could get into the delivery -- the development business, or greenfield projects, of large capital dollars.

I'd like to say that we've answered that calling, that our success around Golden Triangle and being able to develop a cavern from scratch, a greenfield prospect, put it into service, immediately fill it up and drain it, has demonstrated that due to efforts of other folks in our organization, Ralph being one of them, a disciplined engineering approach to projects and being able to deliver on what we tell the Board we can do.

So, the Golden Triangle is a milestone, in many ways, for us. We have to sell it. We do believe the market will get better and we have some opportunities, in the near term, and until things get better, I think that we will absorb some of that risk ourselves, through optimization, self-optimization.

We plan to obtain the expansion permits from the FERC to move forward and I believe those are easily obtainable.

The long-term business strategies. We'll continue this permit and we'll certainly look at the Nicor assets and see what optionality that brings to the table. But we believe that that is some diversity and variety from an investment portfolio standpoint, which can only be good. And we continue to believe in the long-term value of natural gas storage.

We think we have very good locations that have been born out historically. We have low-cost expansion opportunities. We have a very strong customer focus. And we have a decent management team that has experience in many facets of the business, not just storage.

And, of course, the parent company has been very, very good in terms of sponsoring us and being able to give us the money to move forward.

So with that, I'll turn it over to questions or maybe John has some comments.

John Somerhalder - AGL Resources - Chairman, President, CEO

 We'll go to questions.

 QUESTION AND ANSWER

 Unidentified Audience Member

 A couple of questions. You said you'd hold off on just expansion, even with the permit in place because of the current market environment. I'm assuming, with the Nicor merger, that the related storage assets and opportunities at Nicor would fall under your umbrella.

Given the more positive comments John made about low-turn reservoir storage and the economics there, would you be more likely to immediately pursue development of, what's it called, Saw Grass?

  Dana Grams - AGL Resources - President - Pivotal Energy Development

 Yes, there's Central Valley in California and Saw Grass in north Louisiana. The reservoirs have characteristics of larger capacity, so they have more space to spread revenue -- or cost over, in terms of generating revenue. And the lower deliverability characteristics seem to match what the market's willing to pay for right now.

So I don't have all the details that I'd like to have on those projects. We're still working through permits and regulations.

What I believe, from what the Nicor guys have told me, is that those are good projects, that the Central Valley certainly clears the market now and that there's reasonably high expectations for Saw Grass.

 Unidentified Company Representative

 And I'll add a little bit of definition to that as well. We are going to be very, disciplined about expanding GTS and Jefferson Island.

And even in this low volatility time period, because the expansion at GTS is so inexpensive, cavern three is very inexpensive, and then Jefferson Island has lower cost expansions because of the surface facilities. Even in this low-cost environment, we'll -- we're very close, right at what could be economical. We're going to be disciplined and we're not proposing quickly moving forward until we fully understand where we think the market's going to go.

So it's not that we're waiting for material improvements. It's just at a point where it would be difficult to allocate capital to that.

And since those are high-deliverability facilities, the people we'd sell the capacity to are really interested in a return to volatility to show that value.

With a facility like Saw Grass, because there's a lower-turn service, it really has more intrinsic value and people are more interesting in using that -- having longer-term contracts as one example.

So it's possible, not on the fact that it's reservoir and lower turn, but the fact that people are interested in longer-term contracts on those type of facilities, in this environment, could prioritize that higher than some of our own expansion. So that optionality is what we think really has value.

So it is very possible that with increases in volatility, increases in value, that we have a high priority on GTS or Jefferson Island expansion. With current environment, even Central Valley, because the California market, Saw Grass, because of the low-churn service and lower cost, quicker to develop has value. So it's a nice set of options.

 Unidentified Audience Member

 Speaking of the high-turn service, Dana, you said that JISH is up to 12 turns. But I wonder if you can comment, both, or at least on the current market, on that 70% or 80% that's contracted, what turn service average do you have under contract and what are people bidding for these days? What is in demand?

  Dana Grams - AGL Resources - President - Pivotal Energy Development

 So, to answer that, the Golden Triangle is a six-turn facility. We think somewhere between four and six turns is the best value.

Jefferson Island has a portfolio of customers, geographically, from industry types. We also have a portfolio of contract duration as well as a portfolio of services, in terms of turns that we offer. The lowest turn subscription we have at Jefferson Island now is six turns and the highest turn is 12.

Right? We have -- we have had offered in the past, four turn service and as high as, this'll startle you, but 40 turn service, where somebody has very, very small capacity, but they can get to it within two days. All right? And that was basically load following for power generation.

 Unidentified Company Representative

 And I'll give a little bit more definition on this. And Dana talked about the average rate that we're seeing out at Jefferson Island for that 80-plus percent that's under contract in that low $0.20, $0.21 range.

You've seen some of our pro forma numbers on GTS back in the time period when we saw more volatility. And clearly, today, the rates were seen for that 4 to 6 turn service are in the range of $0.50 on the dollar for what we were seeing back in that time period. I think you're hearing that somewhat universally across the industry.

That's what we're seeing. That the value of storage has, in this environment, decreased in that range. And that's what we base our economics on, that say that we still could expand GTS's efforts on island, but we'd like to see an improvement in that before we allocate more capital to that part of the business.

 Unidentified Audience Member

 With the cold weather that rolled through Arizona, New Mexico, Nevada, earlier this year, I think a lot of essential customers didn't get natural gas from their utilities. And there's been -- it's been brought to light that maybe they need more storage over there.

I know that Central Valley's kind of in that vicinity. How does those -- how do those events kind of affect the outlook for that project? And any other opportunities that you might pursue?

  Dana Grams - AGL Resources - President - Pivotal Energy Development

 The Central Valley, I think, is well located. Our analysis of the Florida -- or the California is probably one of the states that is most in need of storage right now. It's a little bit different model and I don't know all the details around it. But what I do know is they're attractive.

As far as us moving forward with any other storage plans at this point, it's hard for me to imagine a greenfield opportunity that has a higher investment return for us than the expansions we have currently at our Jefferson Island and Golden Triangle.

So although we are following the market and we are looking very closely at the other opportunities, we haven't brought anything to management yet to suggest that this is a new opportunity that is worth investing.

 Unidentified Company Representative

 And I'll add a little bit of detail to that. That was a fairly interesting scenario that occurred between Texas and New Mexico, where you had weather that was pretty much colder than what had been experienced for 50 or 60 years hit across that region.

And what we saw was it really was a combination of events. Everything from power plants, even coal plants, that did not have good heat tracing, that had freezing problems, tripped offline. Gas plants that had problems with cooling systems, those types of things, that tripped off lines, line.

Some of the shale gas, that's not as susceptible to weather as offshore gas is, with hurricanes, but still with that cold weather, because they have a lot of water handling facilities, we saw gathering systems and processing plants and wells freeze off.

And then we saw the fact that the power plants were tripping off electric compression on the pipelines, that was impacted.

And all of that's fairly easily solved with inexpensive means. Putting the heat tracing back on, wells, gathering systems, power plants, putting dedicated feeders on compression. So a lot of what we saw in that circumstance can be solved by the industry in a pretty straightforward way.

So it wasn't as much storage driven and we saw some demand on storage in that time period. It was really driven by all of those factors. But it does represent that under those stressed circumstances, having more storage, more flexibility with your system, could have value. But in that case, it doesn't really drive the need for more storage in that circumstance.

  Dana Grams - AGL Resources - President - Pivotal Energy Development

 Thank you. Thank you, guys.

 PRESENTATION

  Drew Evans - AGL Resources - CFO

 I'm Drew Evans, I'm the Financial Officer for the Corporation. I'd just like to say in advance that [David MacArro], from JPMorgan, and I wore the same tie today and after my prepared remarks, we will settle our differences in front of George Washington in the Square. I'm fearful it's a battle of wits, I may never see my favorite tie again. So we'll see how it comes out.

I'm going to talk to you today about three areas in particular. I'd like to decompose EBIT a little bit and give you some feel for our forward-looking projections. I'd like to talk about capital deployment and liquidity and then, at the very end, talk a bit more about our merger schedule at Nicor and some of our key focus there.

Please read these in your book, they're very important. Let me start with centralized services and functions that are scalable. These are basic strategic priorities for the quarter. We have a strong belief that -- I'll use the word efficiencies rather than synergies, because I think it's more appropriate here, but there is a great deal of efficiency that comes with the centralization of the general corporate services of utility.

And today, about a third of our total operation and maintenance expense is centralized into corporate functions in Atlanta. And we think that provides the basis for opportunity for consolidation of gas utility and meets the needs of all of our basic constituents, which includes customers, employees and shareholders.

Another feature, or priority, for our business is acceleration of the returns in the regulated business. It is very normal for you to see large lag related to capital investment in distribution businesses or even electric utilities because of the rate case cycle. And I think that we've done a very good job of focusing our Commissions our industry on finding a more productive way to deploy that capital.

The only commitment that we can make to you is that we will earn as close to our allowed rate of return as we possibly can. The rest of it is a bit exogenous in terms of that return. And then our particular strategy is to operate complementary non-regulated businesses.

And I think you can see from the discussions that we've had today that we focus on areas that meet our customer needs and provide a bit more return to shareholders because of the nature of those businesses but they don't fall far afield from our core competency which is the delivery of natural gas.

And in fact in all four of the businesses or five of the businesses that you heard from today that's the essential function that's occurring.

That doesn't mean that we won't be in other unregulated businesses. I think we've proven our ability to manage everything from dark fibrotic network and perhaps we'll get an opportunity to show our abilities around tropical tripping in the near term.

Financially, our goal is just to maximize our returns on invested capital. Maintain the financial integrity of our utilities that's critical from a regulatory perspective but also from a corporate perspective. And certainly our goal is to grow dividends and earnings.

We're remise in this presentation by not including our forward estimation but we still target 4% to 6% growth in our earnings per share on long term basis certainly. In the near term we try to push ourselves on those targets and achieve a bit more.

But our past goals are certainly consistent with what our goals are. 4% to 6% is right where we're focusing. We think anything more aggressive than that probably is not consistent with our shareholder base and very inconsistent with what happens in our industry peer group in general.

We do focus on total shareholder return for our investors and we're compensated that way. Our basic measures after safety, if safety is not achieved then no thresholds are met, but our basic goals are total shareholder return and growth in earnings per share, that's the basic compensation for our system.

So breaking down earnings for you a little bit we've been relatively consistent over time in that our expectations that 60% of our total earnings will come from gas distribution. You'll see some mild fluctuation in the retail-wholesale energy investment components. But retail will comprise about 25% of total earnings with wholesale being somewhere between 10% and 17% to 20% of the total balance.

You can see that over the course of the five years that we're tracking here five and a quarter. In particular in 2008 you see modulation of these independent -- individual components and some of those I think just show you the buffering features of some of the businesses that we're in.

One example if I think about 2008 that was a period of very high price and very high volatility that put pressure on our distribution customers in terms of credit in particular. That was a high price environment and we saw increases in our credit reserves and lengthening of our payable -- our receivables.

But at the same time it also had put pressure on the retail business for virtually the same reasons. Customers began examining their bill and we saw greater turnover in our customer base in those periods. Not a big net reduction in number of customers but certainly almost a doubling of amount of switching that was going on in the retail market.

But a complement to that was that we saw much stronger earnings coming out of our more volatility exposed businesses like Sequent and storage. And so were able to maintain pretty strong earnings characteristics in 2008 but the mix of it was a little bit different. The same will be true prospectively I think.

Not perfect hedges but it's a nice complement of businesses that will operate a little bit differently in different environments.

The most important feature of this chart or these set of bars I think is really just to look at operations and maintenance expense and net income perhaps. The largest modulation in operation and maintenance expense is actually incentive compensation. And that can have the greatest impact year-over-year in these areas.

But we generally view that we'll see inflations of about $10 million to $20 million a year in operations and maintenance expenses. And that's just simple wage growth, increases in benefits expenses. And you can imagine over the last four or five years pension has been the largest pressure on these categories.

But we've shown good discipline and been able to sort of encapsulate the operation and maintenance expense across our businesses in a relatively tight range, 472 is a low, 451 is a low, 503 is a high. We have almost half of that modulation is related to incentive compensation and still driving to grow net income.

What you don't see in our net income is the increase in share of the retail business with our purchase of the ownership in South Star. It actually appears here in net income but is below the line effectively when you see our GAAP reported financials.

This is a bit of repetition relative to the stacked bar that I showed you a couple of slides ago but I thought it would be helpful to show you what our composition of earnings or expected EBITDA is for 2011.

We do feel like we have strong tailwinds in the distribution business. About half of our growth is coming from rate increase but more importantly about half of the growth in that area is coming from rider programs that allow for immediate recovery as we deploy capital.

A very important feature for distribution and a continued emphasis on cost controls as we enter into our merger.

Mike's earnings in South Star are always perturbed a bit by GAAP reporting. A lot of that related to low calm in his numbers. And the slide chart backed out a lot of the effects of lower of costs or market adjustments to his inventory but we do anticipate mild decline in earnings in that business year-over-year.

Offsetting that is an increase in wholesale services businesses. Each business is set up well in an environment where we certainly expect to see some improvements this year. And I think his -- the commercial content of his reported earnings in the first quarter were quite good and we're quite comfortable with the way we're operating there.

Energy investments; the largest changes that you're seeing here are the discharge of the AGL networks business. Its sale last year and the fact that we do suffer the burden, that seems a little bit aggressive, but suffer the burden of development expenses as we build out the storage facilities that Dana talked to you about.

And certainly as they go into commercial operation property taxes and a number of items weigh on this. But we would anticipate in the longer term with our investments already made that this becomes a nice area for EBIT in the future.

Corporate expenses the large changes here really just relate to how we account for transaction costs and the like but nothing more than that variability to describe in that item. Our expectation even after -- given our first quarter is still to be within the 310 to 320 range excluding integration costs for our transaction of Nicor.

We've built I believe a very strong track record in terms of earnings per share growth. There is no question in my mind that a number of the accelerations that you see within even this range are attributable to our integrations of additional utility.

2000 through 2002 or 2003 relate to the Virginia Natural Gas acquisition that the Company entered into. You see another slight change in slope after the NUI acquisition.

Those are the dominate factors here but they are also coupled with the strong growth in the retail business over that time period and depending on the year that you look at a lot of commitment from the wholesale business as well.

But we think our track record speaks for itself and we feel like we've done a good job focusing on earnings per share over the last decade.

We also have a commitment to dividend growth. This is more of a Board issue as opposed to a management issue but we do have a particular bias here. We think that we should stay consistent with our peer group. We think that a payout ratio in the 60% range is appropriate given our capital deployment and is consistent with the peer group.

We've had ten dividend increases in nine years. I think that's the statistic but it really followed a period where the Company was a bit laggard in its ability to grow earnings and to grow dividends. And so we're hoping to return to a -- we feel like we've returned to a much more normalized cycle of dividend enhancement.

And we would look to increase dividends consistent with our growth in net income -- earnings per share over the -- if there's a material change in payout ratio for the peer group in total it would be unlikely that we wouldn't follow suit. I think we all have to stay consistent as a group as an investment vehicle.

Capital expenditure what I pick out of importance here is that our base business or regulated investment is very consistent with our depreciation rate across our utility jurisdictions.

The yellow other at the top also has some utility content in it. What we've broken out in blue and green really is investment in pipeline in particular. And so a little bit of the orange contains fleet but it also contains some investments that I would view as discretionary but are complementary to the regulated businesses.

And we've been working as John described in bringing land fill gas into our system. We've been working on municipal waste dehydration for a number of our municipal customers which could be an interesting business long term but is a relatively light deployment here. We're making investments in corporate systems that will help us manage a larger scale business.

But I think the most interesting part of this -- or the most important part for you to take away is that [Hanson Rhodes and Magnolia] were very capital intensive investments that are now complete and as Dana described we only have about $40 million to $45 million worth of investments to complete the gas storage investments that we've departed on.

Certainly there's opportunity for those investments in the future but I think this bodes well for the credit quality of the business and certainly the capitalization of the Company.

I want to touch briefly on pension. We do have like most some underfunding issues in our pension that we intend to correct. We have some very basic goals which is to stay above minimum thresholds so that we don't have to make -- to restrict any of our pension payouts and so that we aren't required to notice our participants.

We view this as a very prudently incurred expense and are comfortable with our ability to recover it in rate cases. Certainly the last three that we've entered into have borne that out. And we will work over the next couple of years to move to full funding of our pension obligation.

You can see what our requirements are in terms of the cash funding and we certainly do face continued headwind as long term interest rates decrease you see the pension obligation actually increase. It's a simple net person calculation. And that discount rate is the single most important factor in calculating what expense will be.

Despite our -- our earnings were -- we were able to grow our earnings over the last five or six years despite the fact that we went from a pension expense being a little bit negative to being $19.5 million in this current calendar year. So we've been fighting a pretty decent head wind with good underlying growth in EBIT despite it.

There are some considerations -- the two considerations are important ones we do feel that these are prudently incurred and will be recovered in rates and we're actively evaluating the implications of integrating Nicor's pension into our own as we combine.

Debt and liquidity; on the left hand side you see our debt maturity schedule. We are evenly spaced in our maturities. We did take the opportunity just recently to lengthen the average duration of our maturities from nine to thirteen years with the issuance of a 30 year note. I'll talk about that specifically in a second.

We will have to do another $800 million of financing related to the Nicor acquisition and we will do just as we've done with our debt maturity schedule. We will look for spots in that schedule to assemble those issuances so that we don't create any cliffs or catastrophes for us in any particular year going forward. We want to make sure that we keep those nice and steady.

This liquidity profile on the right is a little bit disingenuous. You can imagine for a company like ours we build nearly 100 million cubic feet of inventory every year and we've delivered the vast majority of that inventory as of the end of the first quarter.

And so our requirements under our working capital facilities are de minimis but our utilization can approach 90%, 95% of those facilities in an exaggerated environment probably something like 75% of that in more modest gas price environment like we're in today.

Low gas prices do benefit the corporation in total as less deployment of working capital. Two years ago in higher price environments we had to increase our liquidity base.

I probably discussed most of this with you. We did execute the renewal of some letter of credit enhancements for some revenue -- two county revenue bonds. These are tax exempt bonds issued on behalf of New Jersey and Florida.

Nothing material there we're having -- we have a very strong and small bank group of 12 or 14 that's a manageable group of banks for our size. And we've just found a lot of support as it relates to lending.

We do issue commercial paper under these facilities and are afforded very nice A2-P2 commercial paper rates. So don't fund under the principle revolver. We issued a $500 million bond about a month ago that replaced a maturity of $300 million that we had that I think was at 7.58%.

What that did was reduce our average cost of long term debt from 5.8% down from 6%. And we did take the opportunity to issue an additional amount so that we could start to prefund the Nicor transaction.

It would be very difficult for us to continue to issue without greater certainty around the ICC process because we don't think it would be prudent to take out for duration this amount of borrowing without absolute certainty around closure and we're going to re-evaluate the option timing for those as we go through and iterate a couple of times with the ICC.

These are our basic priorities particularly the Finance Department. Nicor merger closing and successful financing is going to be critical. We want to make sure that we get off to a good start with our acquisition and not with a head wind related to the cost of acquisition. But capital markets have been very favorable compared to even what we've pro-forma'd in November and December.

We will always have a bias toward investment in regulated projects particularly with minimal or no lag and Hank and his group in Regulatory have developed very strong mechanisms to do just that.

We continue to aggressively focus on cost control and we will maintain a strong balance sheet liquidity profile and solid investment grade rating. I think it's worth stopping here. The legal environment around what you can disclose in terms of ratings is very uncertain.

So let me just talk about ratings generally. What's strong for our credit and what's not. Our ability to earn our allowed rates of return is probably the single most important factor I would view in terms of the ratings of our Company.

We focus on debt control of capitalization and cash coverage metrics. And this transaction in general with Nicor is strengthening in terms of the metrics that we track. But it does create some uncertainty in the minds of rating agencies and so I think that's a bit of the battle that we have there.

We have very strong relationships and are very interactive with that group because we think that maintenance of our ratings is critical to the operation of some of the unregulated subs with Sequence being the principle one.

It's also important to us to demonstrate in regulatory jurisdictions that we can maintain the credit quality of the corporation and so we will operate in a mode that biases toward the maintenance or improvement of our ratings over time. And certainly we want to focus on delivering on our commitments to shareholders.

So let me quickly walk you through the bits and parts of the calendar we have jointly five for approval with the ICC. We talked a little bit about the response that we've gotten and Hank talked a little bit about the back and forth that will ensue. We have at least three more iterations before we're complete.

We have gotten approval under Hart-Scott-Rodino from the Department of Justice. And our S4 registration was declared effective a week ago today.

We expect to have our shareholder meetings concurrent with Nicor on the 14th of June where both shareholder bases will vote at the same time for approval of the merger. Don't anticipate any issues there we think that we've provided a compelling story for both sets of shareholders.

And Nicor shareholders in fact have participated in a lot of the upside that's been seen in our sector since the December timeframe which was fully the intent of the way we structured our transaction from a components perspective cash and stock.

What you should track will be the ICC hearings beginning in July. Much like the testimony that came back reading through that material give us all a very good view as to what the critical issues are. And as you see our executives start to testify the question you'll get a sense of how we're approaching the transaction more specifically.

Integration planning and detail design let's see if the next one speaks to it. Not well. We have -- we've developed an interesting approach. We have 35 senior professionals from both corporations dedicated to reviewing about 50 functional areas and coming up with best practices in all of those areas.

There are some items that will be absolute consolidation because it makes the most sense like our accounting systems in particular, our risk management systems. But there are areas of our business where we want to make sure that we capture best practices from both companies and best management.

And we'll as Pete said we've gone through that process over the last 14 or 15 weeks. We've had read outs for the major consolidating functions as of last week. And we'll go through the remaining two-thirds of those enterprises over the next two weeks and we'll better define how we'll operate going forward.

It's been a very productive exercise from my perspective. It's been incredibly burdensome for the people who've gone through it but I think it's going to leave us with a much better platform for growth when we're complete.

Now, speech was better than I thought. That should read a little better. That is the roadmap for integration for each department.

And then the last bullet point is also I think very important. We want to ensure that all risk controls and compliance processes are in place for day one operation. If you were to ask me what our biggest risk is, is that we will see approval of this acquisition within a much more compressed fashion that those statutory deadline.

We have a lot of work to do by the end of the year and we want to make sure that by day one we're functioning in a way that allows us to report and operate efficiently. That would be our number one goal. There are over 100 items on that list but luckily we've been through this before with the same set of management and we're very comfortable it will be prepared by the end of the year.

So with that I'll open it up to any questions that you have related to our capitalization. But I think since we're at the end we'd also be happy to take any questions related to the strategy more broadly too.

 QUESTION AND ANSWER

 Unidentified Audience Member

 Thanks in regard to Nicor merger can you go a little bit further into any of the push back you might be getting from the rating agencies there? That's my first question.

And also just in regard to how your balance sheet might look and target leverage is there any change post the merger from the numbers you gave us when you gave us your first update and announcement?

  Drew Evans - AGL Resources - CFO

 So the first part the rating agencies generally are concerned with anything that induces some volatility and regulatory uncertainty.

So I think moving through the basic milestones of getting approval at the ICC or getting CPUC approval as it relates to the storage operation in California. Anything that brings certainty to the financing that we laid out in our projections with the rating agencies in the November timeframe brings more certainty to their process.

A settlement of some of the surrounding issues that are detailed in Nicor's 10Q or 10K would also bring more certainty I think to ratings. And those are the items that we're focused on.

The basic things that they -- that we researched together are coverages in debt to total capitalization. And I think we can demonstrate improvements in those metrics. We anticipate debt to total cap being actually less than where it stands today but some of that has the feature of good will built into the fact that we're paying a premium for these assets.

Cash coverages; we had some mild deterioration in the very short term but improvement over the long term as the businesses that we're acquiring are strong cash flow generators.

That would certainly help -- we've used this transaction from a cash perspective almost more than anything. They had very high depreciation rates in Illinois which means a very rapid turnover of the rate base and good opportunity for investment in those businesses.

Hank, do you think about the ICC have you thought this any differently or --

Hank Linginfelter - AGL Resources - EVP - Utility Operations

 No I think that adequately describes the -- one of the things that we are sharing of course is while the ICC staff issued a "this should not be approved" recommendation they also drove to a number of places that would remedy their recommendation.

And we think they're -- many of them are fairly simple for us to agree to and some are more complicated but there's definitely a path for resolving that.

Drew Evans - AGL Resources - CFO

 I think through that process will be one of the larger drivers as it relates to ratings. And the uncertainty there always makes people uneasy.

I think the only material difference here is that we will likely maintain a bit of a financing subsidiary in Nicor Gas. That's different than how we operate today which is complete consolidation at the corporate level. But in the near term that jurisdiction is more comfortable with a separate commercial paper program.

Our hope is over the long term we can demonstrate that we finance far more effectively at the corporate level. But we can accommodate it in the near term. We'll likely maintain it through a separate registrant because that's Nicor Gas has been an issuer of long term debt in public markets different than what we do with an alliance position. Okay.

 Unidentified Audience Member

 In terms of accretive free cash flow deployment I think for a little while storage was probably the answer.

If it turns out that storage has a head wind for a longer period possibly even with shale work in process competing as an auxiliary storage option for the market with the decline in storage CapEx with the decline in other and contributions from Nicor assuming this all goes through as planned you're going to have some free cash flow to try figure out what to do with.

And I guess the question is what -- if the answer is in storage well what is plan "B"? And a couple of times in this conference issues of dovetailing from nat gas to NGLs or other related services have come up. You have some initial agreement with El Paso to try to serve the transportation market.

Can you elaborate more on what you think plans "B" or "C" could be if you aren't going to be deploying large amounts of free cash flow towards the storage in a couple of years.

John Somerhalder - AGL Resources - Chairman, President, CEO

 Craig I'd start out by saying I think the good news on storage is because we have these different opportunities like the reservoir. We think it's less likely that it would be the real low case scenario.

But if it is the real low case scenario as far as how much capital we deploy to our storage business we first would look to our regulated business.

And that's the type of things we're doing with pressure improvement, pipeline replacement those type of rider programs where we prudently can deploy it there in a way that benefits our customers or our shareholders. That would be one place we'd look

The second place we'd look will be other mid-stream assets. As an example we have a number of producers that have talked to us about gathering and those type of things. We'd at least look to see if that fit in our portfolio or not. Or if there were other pipeline projects like HRX or Magnolia although we really don't have major opportunities identified to date in those areas.

So one thing that you mentioned is one thing that really could make sense in that environment where you do not have volatility in the natural gas business but you have lower prices in that business then the large benefit of using domestic natural gas, cheap domestic and clean domestic natural gas for transportation makes a lot of sense.

And we're very well positioned not only with our relationship with El Paso and their ability to source LNG from Elba Island but we have a number of facilities ourselves throughout Georgia, Tennessee, Alabama, New Jersey where we can access LNG and good infrastructure related to that to use LNG for the trucking bigger fleet market or use compressed natural gas off of our distribution system to grow transportation needs.

So we have a nice natural hedge and a good set of opportunities in an environment of lower prices, lower volatility. We think there would be a greater opportunity to build that part of the business and potentially allocate capital.

We're still early on in evaluating that. We're early on in evaluating the right next steps forward. We're not early on as far as making sure we have the right set of facilities and background in that. Because of the relationship with El Paso, because of our own LNG facilities we've really got a good solid foundation to grow that part of the business off of.

So that's what we'd look to do is regulated business, potentially other mid-stream assets, probably natural gas for transportation would be how we'd look to allocate capital in that type of market.

Drew Evans - AGL Resources - CFO

 The plan "C" or plan "D" would be movement up the credit spectrum but we feel like the high investment grade where we are Triple B Plus is probably the most efficient mode to operate in today. But as you say free cash flow would certainly create a pretty nice wedge going forward if that were our goals. But we'd look for productive investment long before that.

John Somerhalder - AGL Resources - Chairman, President, CEO

 Good well thank you all very much for joining us today and I think Sarah will come up and talk about lunch and other important things that we need to move to next.

Sarah Stashak - AGL Resources - Director - IR

Thank you to all of our management team for dedicating so much of their time today to communicating with all of you. This is important to us.

Thank you for spending half of your Friday in what's been a very busy week for most of us. We look forward to seeing a lot of you at AGA in about a week and a half.

And we do have lunch in the same room where we had breakfast. You can either grab a to go box if you can't stick around or feel free to stick around and mingle with us a little bit for the rest of your Friday. Thanks.

Forward Looking Statements
To the extent any statements made in this document contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”).

These forward-looking statements relate to, among other things, the expected benefits of the proposed merger such as efficiencies, cost savings, tax benefits, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of the combined company; and the expected timing of the completion of the transaction. Forward-looking statements can generally be identified by the use of words such as “believe”, “anticipate”, “expect”, “estimate”, “intend”, “continue”, “plan”, “project”, “will”, “may”, “should”, “could”, “would”, “target”, “potential” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Although certain of these statements set out herein are indicated above, all of the statements in this release that contain forward-looking statements are qualified by these cautionary statements. Although AGL Resources believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, factors and assumptions regarding the items outlined above. Actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things, the following: the failure to receive, on a timely basis or otherwise, the required approvals by AGL Resources and Nicor stockholders and government or regulatory agencies (including the terms of such approvals); the risk that a condition to closing of the merger may not be satisfied; the possibility that the anticipated benefits and synergies from the proposed merger cannot be fully realized or may take longer to realize than expected; the possibility that costs or difficulties related to the integration of AGL Resources and Nicor operations will be greater than expected; the ability of the combined company to retain and hire key personnel and maintain relationships with customers, suppliers or other business partners; the impact of legislative, regulatory, competitive and technological changes; the risk that the credit ratings of the combined company may be different from what the companies expect; and other risk factors relating to the energy industry, as detailed from time to time in each of AGL Resources’ and Nicor’s reports filed with the Securities and Exchange Commission (“SEC”). There can be no assurance that the proposed merger will in fact be consummated.

Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this release, as well as under Item 1.A. in each of AGL Resources’ and Nicor’s Annual Report on Form 10-K for the fiscal year December 31, 2010. AGL Resources and Nicor caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on forward-looking statements to make decisions with respect to AGL Resources and Nicor, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to AGL Resources and Nicor or any other person acting on their behalf are expressly qualified in their entirety by the cautionary statements referenced above. The forward-looking statements contained herein speak only as of the date of this presentation. Neither AGL Resources nor Nicor undertakes any obligation to update or revise any forward-looking statement, except as may be required by law.

Additional Information
In connection with the proposed merger, AGL Resources has filed with the SEC a Registration Statement on Form S-4 (Registration No. 333-172084), as amended, which is publicly available, that includes a joint proxy statement of AGL Resources and Nicor that also constitutes a prospectus of AGL Resources. On or about May 10, 2011, AGL Resources and Nicor mailed the definitive joint proxy statement/prospectus to their respective stockholders of record as of April 18, 2011.  WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY, AS WELL AS OTHER DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AGL RESOURCES, NICOR AND THE PROPOSED TRANSACTION. The joint proxy statement/prospectus, as well as other filings containing information about AGL Resources and Nicor, can be obtained free of charge at the website maintained by the SEC at www.sec.gov. You may also obtain these documents, free of charge, from AGL Resources’ website (www.aglresources.com) under the tab Investor Relations/SEC Filings or by directing a request to AGL Resources, P.O. Box 4569, Atlanta, GA, 30302-4569. You may also obtain these documents, free of charge, from Nicor’s website (www.nicor.com) under the tab Investor Information/SEC Filings or by directing a request to Nicor, P.O. Box 3014, Naperville, IL 60566-7014.

The respective directors and executive officers of AGL Resources and Nicor, and other persons, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding AGL Resources’ directors and executive officers is available in the joint proxy statement/prospectus contained in the above referenced Registration Statement and its definitive proxy statement filed with the SEC by AGL Resources on March 14, 2011, and information regarding Nicor directors and executive officers is available in the joint proxy statement/prospectus contained in the above referenced Registration Statement and its definitive proxy statement filed with the SEC by Nicor on April 19, 2011. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation are included in the definitive joint proxy statement/prospectus and other relevant materials filed with the SEC. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.